04046076

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Starpharma Holdings Limited

*CURRENT ADDRESS Baker Building
Commercial Road
Melbourne VIC 3004 Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 1 0 2004
THOMSON FINANCIAL

FILE NO. 82- 34832 FISCAL YEAR 6/30/04

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82-34832

starpharma

leading the World in nanomedicine

ARLS
6-30-04



Annual Review 2004



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Starpharma is an Australian-based, but globally focused company creating value for shareholders through the commercialisation of dendrimer nanodrugs to address unmet market needs in human disease. Starpharma is currently the only company in the world carrying out human clinical trials of a dendrimer-based drug.

Starpharma's lead development product is VivaGel™, a microbicide gel for the prevention of HIV infection in women. VivaGel™ is intended to fill the need for a product that offers natural sensations during intercourse along with safety and peace of mind from infection.

Starpharma's business model is to establish strategic partnerships with leading international companies and research institutes to apply its proprietary dendrimer technology to other therapeutic areas including cancer and respiratory diseases.

Highlig[illegible]

- July [illegible] – US Food and Drug Administration (FDA) allows Starpharma's Investigational New Drug (IND) application for clinical trials of VivaGel™.
- [illegible] – Starpharma appoints former Coles Myer and Foster's Brewing Group CEO, Peter Bartels, as Director and Chairman of the Board.
- Septem[illegible] – Starpharma raises A$6.9 million in private stock placement to institutional investors.
- Septem[illegible] – Starpharma and AGT Biosciences (now Chemgenex) announce partnership to develop dendrimer-based therapies for Type 2 Diabetes.
- October [illegible] – Starpharma strategic partner DNT receives US$3 million from US Army for military applications of dendrimers.
- November [illegible] – US Government puts in place the National Nanotechnology Initiative, authorizing funding of US$3.7 billion over four years. The announcement sparks a surge of interest in nanotech-focused companies such as Starpharma.



- – Starpharma initiates the world's first human clinical trial of a dendrimer based therapeutic – VivaGel™ for prevention of HIV.
- – To support Starpharma's drive toward product commercialization, the company relinquishes its status as a Pooled Development Fund (PDF).
- – Starpharma successfully raises A$7.65 million in private placement to capitalize on opportunities emerging from US strategic partner, DNT.
- – Starpharma extends its IP position in nanotechnology with a US patent covering novel antiviral molecules.



Chairman's Report





Starpharma is taking a leadership position in proving that business objectives can be aligned with social consciousness.

Dear Shareholder,

The 2003/04 financial year was one of significant achievements for Starpharma. The most important of these was undoubtedly the initiation of Phase 1 clinical trials for VivaGel™, Starpharma's dendrimer-based topical microbicide gel for the prevention of HIV infection in women. We are pleased to report that this human trial is proceeding well. Interim, blinded study data indicates that VivaGel™ and the placebo gel are well tolerated following use in the healthy trial subjects.

The commercial opportunity for VivaGel™ is very large. According to market research studies, worldwide sales of microbicides could eventually top US$3 Billion. Based upon our technical success to-date, Starpharma is in a strong position to compete for a significant share of this market.

Beyond this financial opportunity, Starpharma is proud to be working in a field of profound medical and humanitarian need. In the world today, more than 40 million people are living infected with the HIV virus. Most of these are in underdeveloped countries and more than half are women. Many experts feel that for these often neglected constituencies, an effective microbicide represents the best possible approach to prevent the further spread of the epidemic. In an era where companies are increasingly judged on their contribution to social development and welfare, Starpharma is taking a leadership position in proving that business objectives can be aligned with social consciousness.

Starpharma's maturity as a company was demonstrated in March 2004, when the Company ceased to be a Pooled Development Fund (PDF). The decision to relinquish PDF status recognised the significant evolution of Starpharma into an international participant in the biotechnology and nanotechnology industries, and we are confident that we will now be better able to take advantage of future international commercial opportunities.

Since its establishment in 1996, Starpharma has aimed to develop systems and practices consistent with corporate governance best practice, whilst encouraging an environment that promotes innovation and commercialization.
The Board of Starpharma is committed to continually improving its operations and implementing new systems to maintain compliance with contemporary principles of good corporate governance and best practice recommendations.

Starpharma is currently in a strong financial position, poised to make big things happen, albeit from nanoscale dendrimers.
Thank you for your continuing support.



Peter T Bartels *AO* CHAIRMAN

CEO's Report



Starpharma achieved a major milestone by initiating clinical trials for VivaGel™ evaluation in humans...



Dear Shareholder,

I am pleased to share with you Starpharma's significant accomplishments of the past year.

As our Chairman mentioned in his remarks, the company achieved a major milestone by initiating clinical trials for VivaGel™, the world's first dendrimer-based pharmaceutical to be approved for evaluation in humans. But VivaGel™ is only the first product from Starpharma's dendrimer-based drug discovery platform to reach this stage. This past year, Starpharma researchers have also made advances in programs including cancer and respiratory diseases.

In this operational area, a unifying strategy has been to focus on Starpharma's core expertise in dendrimer chemistry, while partnering for complementary biological expertise with other leading biotech companies or research institutions. In one such partnership, Starpharma has joined together with the US company ReProtect, Inc., Johns Hopkins University and other institutions to establish a consortium for development of an advanced "combination" microbicide that would have activity against Sexually Transmitted Diseases in addition to HIV. Starpharma is the leader of a US$5.5 million grant application to the US National Institutes of Health on behalf of this consortium. If successful, these funds will be used to accelerate advancement of the project.

One of Starpharma's key strategies is to utilize unique benefits of being headquartered in Australia for commercial advantage. For example, costs for research or clinical development are significantly lower in Australia than in Europe or North America. We have found this to be an attractive feature to prospective overseas research and development partners.

Starpharma is also ideally located to capture emerging regional market opportunities in Asia that may be more challenging for competitors elsewhere. Countries such as China, Thailand and Cambodia are mounting public health campaigns to stem the spread of HIV/AIDS. Starpharma sees these countries as promising early markets for VivaGel™.

Starpharma's strategic investment in Dendritic Nanotechnologies, Inc., based in Michigan, is important because it provides US exposure for Starpharma, as well as diversification of our investments through non-pharmaceutical applications of dendrimers. In the past year, DNT's profile has increased and the company is now recognized as a key player in nanotechnology in the US. In 2003, DNT became a part of the Institute for Soldier Nanotechnology ("ISN"), a US$90 million consortium managed by the Massachusetts Institute of Technology.

Starpharma, in collaboration with our strategic partner DNT, have worked hard during the past twelve months to cement our position as world leaders in dendrimer nanotechnology.

John W Raff *PhD* CHIEF EXECUTIVE OFFICER

Nanotechnology in Healthcare



Starpharma has access to the broadest and strongest intellectual property portfolio in the field of dendrimer drugs.

The fundamental benefit of nanotechnology, as it applies to healthcare, is that scientists can now create precisely-defined synthetic therapeutics on the scale of the molecules they target. Like the transition from massive, centralized computers used only by engineers, to laptop PCs, nanotech-based medicines will have a transforming effect upon society.

Dendrimers, because of their unique properties of polyvalency and precise structural definition, are uniquely suited to be at the leading edge of this revolution in pharmaceuticals.

Starpharma gained considerable public exposure in the past year based upon its leadership position in the development of nanotechnology-based medicines. The launch of human clinical trials of VivaGel™, the world's first dendrimer pharmaceutical, coincided with a series of watershed events for the field of nanotechnology. In November, 2003, the US government authorized US$3.7 billion in funding over 4 years under its National Nanotechnology Initiative. This represents a pool of financial opportunity from which Starpharma may benefit directly or indirectly in the future.

Recognition of the commercial opportunity of the field was stimulated by the establishment of the Merrill Lynch Nanotechnology Index of nanotech-based companies. Inclusion in this index requires listing on a US-based stock exchange. This is one of the strategies the company is considering to increase shareholder value in its next phase of development.

In contrast to fields like the dot-com bubble that have been overhyped in the past, nanotechnology offers sustained competitive advantage because companies can establish strong intellectual property barriers to protect their inventions. With ownership or license rights to nearly 200 patents, Starpharma has access to the broadest and strongest intellectual property portfolio in the field of dendrimer drugs.

"In nanotechnology, unlike the internet, significant intellectual property and patents are barriers to entry, yet barriers to adoption are low."

Steven Milunovich
GLOBAL TECHNOLOGY STRATEGIST, MERRILL LYNCH

Dendrimer Pharmaceuticals



Starpharma is partnering with scientists worldwide to accelerate development of new therapeutics

Dendrimers offer the ideal platform for targeting and control of disease-related biological structures.

In contrast to classical, small-molecule therapeutics, dendrimers can be designed to contact targets at multiple points, offering stronger binding and more specific regulation. Likewise, in comparison to polymer therapeutics, which resemble random coils of string in structure, the size, geometry and chemical properties of dendrimers are highly tunable.

SPL7013, the active ingredient in VivaGel™, uses repetitive elements to bind tightly to the glycoprotein gp120 on the HIV viral surface, thus blocking its attachment to cells. Starpharma scientists are also working to develop advanced dendrimers that would activate molecular switches by drawing together two or more cell surface receptors.

Starpharma is partnering with scientists worldwide to better understand dendrimer chemistry and accelerate development of new therapeutics. One of Starpharma's partners is ReProtect, Inc., a US-based company developing products for reproductive health. Together with Johns Hopkins University, the companies plan to develop more advanced microbicides that may offer contraceptive properties as well as protection from sexually transmitted diseases.

Other Starpharma collaborators include Industrial Research Limited (IRL) of New Zealand, and the US National Institutes of Health. Starpharma recently initiated two new partnerships, one with the Victorian College of Pharmacy and the other with the Ian Wark Institute in South Australia, which are supported by prestigious Australian Research Council grants. The projects will accelerate development of dendrimer pharmaceuticals by elucidating the mechanisms by which dendrimers interact with disease targets, including cells, bacteria and viruses.



Alex Szabo *PhD, MBA*
VICE PRESIDENT
BUSINESS DEVELOPMENT



Starpharma's experienced team of commercial executives is responsible for managing Starpharma's licensing opportunities and development partnerships.

Tim Grogan *BSc LLB*
VICE PRESIDENT
COMMERCIAL DEVELOPMENT & LICENSING

VivaGel™ for Prevention of HIV



VivaGel™: A revolutionary product to bring peace of mind to a basic human need

The desire for sexual intimacy is perhaps the most basic and compelling need that humans experience. Unfortunately, for most of mankind, sexual intercourse carries with it the risk of HIV and other Sexually Transmitted Diseases (STDs).

For some, security from disease is provided by condoms. Indeed, the concept of "Safe Sex" is typically equated with condom usage. However, despite intensive condom promotion campaigns, condoms are used by only about 15% of couples in the US, and by far lower proportions in other countries.

Studies have shown that those that don't use condoms are aware of the need for protection from HIV, but do not do so because of the disruptive effect that they have upon intercourse.

Thus, there is an unmet need for a product which is safe, effective for STD prevention and does not interfere with or diminish the pleasure of sexual intercourse.

Starpharma is developing VivaGel™ vaginal microbicide gel to satisfy this urgent need.

In experiments conducted so far, VivaGel™ has been shown to be remarkably effective in protecting monkeys exposed to a monkey version of HIV.

The product is not disruptive to intercourse because it does not involve a physical device and can be applied discreetly by a woman beforehand. Interviews with consumers indicate that in contrast to condoms, gels such as VivaGel™ enhance the sexual experience for both men and women through their lubricating effect.

The human health benefits of products like VivaGel™ could be enormous. Conservative estimates are that an effective vaginal microbicide could easily prevent 2.5 million HIV infections per year worldwide. The financial opportunity for such an important product is equally impressive. Based upon independent surveys, the market for an effective microbicide is of the order of US$3 billion worldwide.



Stephen Lewis
UN SECRETARY GENERAL'S SPECIAL ENVOY ON HIV/AIDS

"I think the work in which you're collectively engaged, the discovery and availability of microbicides, is one of the great causes of this era..."

"It is impossible to overstate how vital is the discovery of a microbicide."

(Microbicides 2004 conference, London, March 2004)



The Technology behind VivaGel™

The active ingredient in VivaGel™ is SPL7013, a compound derived from Starpharma's expertise in the chemistry of dendrimers. It prevents HIV infection by sticking to and blocking the protein that the virus uses to target human cells.

The use of repetitive or "polyvalent" surface groups on the surface of the dendrimer increases the potency of the compound by a mechanism that scientists have likened to "molecular Velcro."

Starpharma's broad intellectual property position around this approach provides the company with a strong competitive advantage.

Human Clinical Trials – A Major Development Milestone

In January 2004, VivaGel™ reached a major development milestone with the initiation of a Phase I human clinical trial for VivaGel™ under a US Food and Drug Administration "Investigational New Drug" application. Starpharma thus became the first company in the world to initiate a clinical trial for a dendrimer-based pharmaceutical.

The results of the Phase I study are providing an initial assessment of the safety of VivaGel™. While the study will remain blinded until late 2004, Starpharma is encouraged that no major health concerns or "Serious Adverse Events" have emerged among any trial participants.
So far, VivaGel™ is on track.

Starpharma's Commercial Strategy in Reproductive Health

VivaGel™ is a product with worldwide applicability and one that will require extensive manufacturing and distribution capability. To access these, Starpharma has entered commercialization discussions with several major marketers of consumer healthcare products. Feedback has been very positive and Starpharma is aggressively pursuing partnership opportunities with one or more distribution partners in the future.

With an eye toward the time when VivaGel™ will be on the market, Starpharma is looking ahead to the development of next generation microbicides and additional products for improved reproductive health.

The company has established an international consortium of companies and research institutes to develop an advanced "combination microbicide" along with diagnostic methods for gynaecological applications. The consortium includes the US-based, company ReProtect, Inc., another leader in the field of products for women's health.



"The development of an effective combination microbicide is like putting seatbelts and airbags into cars, rather than building hospital beds for traffic accident victims.
ReProtect is pleased to have Starpharma as its partner in pursuit of this revolutionary step in healthcare".

Thomas Moench *MD*
PRESIDENT AND COO OF REPROTECT, INC. USA,
A STARPHARMA STRATEGIC PARTNER

Complementary Strategies

05

Starpharma's core activities are focused on pharmaceutical applications of dendrimers. However, the company maintains an opportunity to benefit from broader nanotechnology applications of dendrimers through its strategic investment in the US firm Dendritic Nanotechnologies, Inc. (DNT). DNT, based at Central Michigan University (CMU), was established as a joint venture between Starpharma and US dendrimer pioneer, Dr. Donald A. Tomalia, in 2001.

DNT's mission is to develop a broad intellectual property portfolio in the field of dendrimers for non-pharmaceutical applications, and to seek commercial opportunities for that IP.

Starpharma has license rights to a significant portion of DNT's patent estate for pharmaceutical applications. The two companies work together cooperatively to promote and capitalize upon applications for dendrimers in various areas.

Highlights for DNT in the past year include:

- **October '03** – Michigan Investment and Commercialization Success Award from the Michigan Economic Development Corp – the award recognizes innovation, marketplace success and contributions to the State's economy;
- **November '03** – Further grant of US$3.0 million from Army Research Laboratories;
- **November '03** – Passage through US Congress of the Nanotechnology R&D Act of 2003;
- **December '03** – Appointment of Prof. Jean Fréchet, US nanotechnology expert, to Board of DNT;

DNT is a part of the Institute for Soldier Nanotechnology ("ISN"), a US$90 million consortium managed by Massachusetts Institute of Technology, of which DNT is one of seven industrial charter members including DuPont, Raytheon and Dow Corning. DNT's profile has been elevated by significant events, and the company is now recognised as a key player in nanotechnology in the US. In October 2003, an original grant to DNT and CMU from the US Army for US$3.5 million was extended by an additional US$3.0 million.

Further consolidating DNT's status as a significant participant in the US nanotechnology industry was the appointment of Prof. Jean Fréchet, an international leader in nanotechnology development to the Board of DNT in December 2003.

DNT's intellectual property portfolio was further strengthened this year, with the granting of two additional US patents for novel dendrimer-based architectures, and their application in medical, electronic and chemical industries.

Over 42 million people are already infected with HIV. Starpharma is creating a solution for the 6 billion people who are not yet infected... and want to stay that way.

starpharma

starpharma

leading the World in nanomedicine

Annual Report 2004

Corporate Directory

COMPANY NAME	Starpharma Holdings Limited ABN 20 078 532 180
DIRECTORS	P T Bartels *AO* (Chairman) P M Colman *BSc (Hons), PhD, FAA, FTSE* R Dobinson *B Bus (Acc)* P J Jenkins *MB, BS (Melb), FRACP* L Gorr B Juris *LLB, M.Admin* J W Raff *Dip Ag Sc, BSc, PhD*
CHIEF EXECUTIVE OFFICER	J W Raff *Dip Ag Sc, BSc, PhD*
SECRETARY	B P Rogers
REGISTERED OFFICE	Level 6, Baker Heart Research Building Commercial Road, Melbourne Victoria 3004 Telephone (03) 8532 2700 Facsimile (03) 9510 5955
NOTICE OF ANNUAL GENERAL MEETING	The annual general meeting of Starpharma Holdings Ltd will be held at: ASX Theatrette (530 Collins Street, Melbourne) Time: 4:00pm Date: Wednesday 17 November 2004
SHARE REGISTER	Computershare Investor Services Pty Ltd Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 PO Box 103, Abbotsford VIC 3067 Enquiries (within Australia) 1300 850 505 outside Australia 613 6415 4000 Facsimile 613 9473 2500
STOCK EXCHANGE LISTING	Australian Stock Exchange Limited (ASX) Level 3, 530 Collins Street Melbourne VIC 3000 Australia ASX Code: SPL
AUDITOR	PricewaterhouseCoopers 333 Collins Street Melbourne VIC 3000 Australia
SOLICITORS	Blake Dawson Waldron Level 39, 101 Collins Street Melbourne VIC 3000 Australia
BANKERS	Commonwealth Bank of Australia
WEBSITE	**www.starpharma.com**

Review of Operations & Activities

1. THE CHAIRMAN'S PERSPECTIVE

We have pleasure in presenting this annual report to our shareholders. The report includes all information required to be disclosed under the Corporations Act 2001 and by the Australian Stock Exchange. In addition to our statutory obligations we have included additional information to assist you in understanding the activities of Starpharma Holdings Limited ("Starpharma" or "the Company") and its controlled entities ("the Group").

2. GROUP OVERVIEW

The Group commenced in 1996 when Starpharma Pty Ltd was established to develop and commercialise pharmaceutical compounds based on a novel branch of polymer chemistry utilising molecules called dendrimers. Dendrimers have a branch-like structure and are able to be precisely synthesised for many pharmaceutical and other applications. Dendrimers are one of the main building blocks of the important new science of nanotechnology and the Company has a strong intellectual property position in the field of dendrimers as pharmaceutical products.

From the beginning, the Company has considered discovery chemistry to be fundamental to the successful commercialisation of its technology and the investigation of new ideas and applications for dendrimers. Since July 2000 the Company has employed its own chemistry research and development staff, and has steadily built this team into a world-recognised centre of expertise in pharmaceutical nanotechnology.

The Company listed on the Australian Stock Exchange Limited in September 2000, raising $22.44 million through an initial public offering. Additional working capital has been raised by share placements in September 2003 ($6.9 million) and March 2004 ($7.5 million).

In August 2001 Starpharma together with US dendrimer pioneer Dr Donald Tomalia established Dendritic Nanotechnologies Ltd, an Australian company with US-based operations. In March 2003 Dendritic Nanotechnologies Ltd was converted into a US entity, Dendritic Nanotechnologies, Inc, with Starpharma holding 44.54% of the shares at the date of this report.

Starpharma relocated its corporate and scientific activities to new premises in June 2002. The new premises – Level 6 of the Baker Building in Commercial Road Melbourne – have been fitted out as a state-of-the-art facility for dendrimer drug discovery, analytical chemistry and drug development.

The Company decided that to successfully take a new chemical entity from the research laboratory through to human clinical trials under the rigorous requirements of the US Food and Drug Administration (FDA) it was important to develop expertise in quality assurance (QA) and regulatory affairs.

In June 2003 the Company submitted an Investigational New Drug (IND) application to the FDA for Phase I human clinical trials on VivaGel™, a gel to be used as a preventative against the transmission of HIV during sexual intercourse. The successful IND submission created a major international precedent as Starpharma became the first company in the world to gain US regulatory clearance for human trials of a dendrimer based nano-drug. The Company's in-house Regulatory Affairs and QA team was responsible for ensuring the accuracy and completeness of the IND and that all work was performed in compliance with relevant US regulations.

The IND was also significant for the Australian biotech industry as there have been very few locally developed new chemical entity drugs to undergo Phase I trials in Australia under the rigorous requirements of the US regulatory system. The VivaGel™ clinical trials commenced in Adelaide, South Australia in January 2004.

Review of Operations & Activities cont.

In August 2003 founding Chairman Richard Oliver, AM, retired and was replaced by Peter Bartels, AO. All other Board members have been with the Group since its establishment.

Starpharma was registered as a Pooled Development Fund (PDF) on 23 July 1997, and maintained its PDF status until March 2004. As a PDF, special taxation rules applied to the Company and its shareholders. These rules include various taxation concessions designed to encourage the flow of private equity capital to finance the growth and development of small or medium-sized Australian companies. However the Directors considered that the investment guidelines and compliance rules under the PDF Act limited the investment options of the Company as well as its ability to participate in initiatives to grow and develop the Company. On 22 January 2004 shareholders approved a proposal giving Directors the discretion to relinquish the Company's status as a PDF, and on 17 March 2004 the Company announced that the PDF Board had accepted its application to revoke its PDF status. The name of the Company was changed from Starpharma Pooled Development Limited to Starpharma Holdings Limited as part of this process.

Starpharma intends to remain an Australian-based company with a global focus, taking advantage of the relatively low cost base for research and development and the proximity to countries in Asia that are viewed as potential early market opportunities for VivaGel™. The Company's investment in Dendritic Nanotechnologies, Inc. provides a US presence, opportunities for collaboration with other dendrimer chemists, and opportunities for participation in US grant funded projects. It also diversifies the Company's investments into non-pharmaceutical applications of dendrimers.

The Board is considering strategies including the establishment of an American Depositary Receipts facility and listing on other overseas investment markets to take advantage of Starpharma's increasing profile as a key player in the area of nanotechnology.

3. REGULATORY ENVIRONMENT

There were no significant changes in laws or regulations during 2003/04 or since the end of the year affecting our business activities, and the directors are not aware of any such changes in the pipeline.

4. COMPETITION

The competitive environment in which Starpharma operates relates to two key areas: the development of precisely defined nano-scale materials for use in pharmaceutical applications and the development of topical vaginal microbicides for the prevention of HIV and other sexually transmitted diseases.

Starpharma's dendrimer platform technology provides unique benefits for the design and synthesis of a very broad range of molecules suited to life sciences applications, and in particular as pharmaceuticals. The consistent architectural diversity, 'bio-friendly' properties, cost of production and reproduceability characteristics provide unique opportunities for the Company to develop and exploit the technology for high value applications as pharmaceuticals.

Alternative methods of creating nano-scale materials for pharmaceutical applications may result in poorly defined materials that present chemistry manufacturing and control, scale-up and toxicity challenges that do not apply in the same way to the use of dendrimers, because Starpharma can produce these as highly defined materials. Alternatively, carbon nanotubes and bucky-balls are examples of precisely defined nano-scale materials that are being explored for their potential application as pharmaceuticals, however it currently appears that these materials do not possess inherent properties making them well suited to use as pharmaceuticals due to their poor 'bio-friendly' properties.

Review of Operations & Activities cont.

In relation to Starpharma's development of VivaGel™ as a topical microbicide for the prevention of HIV, and potentially other sexually transmitted diseases, the Company believes that this innovative dendrimer-based product is well placed when compared to topical vaginal microbicides currently being developed by other parties.

VivaGel™'s competitive advantage relies primarily upon its relatively broad spectrum of activity against a range of viral and bacterial disease targets relevant to vaginal health, the level of activity against HIV at various dosage strengths and other commercial parameters including its cost of production, formulation and toxicity profile. In addition, VivaGel™ is being developed by Starpharma as a product with commercial potential in both the developed and developing world.

A small number of competing microbicides currently in development are further advanced than VivaGel™ through the clinical trial stages. Starpharma has a number of specific strategies in place to accelerate the development of VivaGel™ and to incorporate further product performance parameters that the Company believes will make it commercially competitive against alternative microbicides currently under development.

5. VALUE STRATEGY: GOALS AND OBJECTIVES

Starpharma's Board and management utilises the following key strategies to create maximum shareholder value:

i) utilising and assessing an appropriate mix of internal (i.e. organic) growth and external (M&A) opportunities;
ii) continually assessing opportunities for mergers and acquisitions involving Australian companies to achieve industry consolidation and international opportunities of strategic significance to the Company;
iii) ensuring that Starpharma's contractual arrangements and internal R&D efforts result in Starpharma's continued world-wide leadership position in the development of dendrimers as polyvalent pharmaceuticals;
iv) developing its lead product, VivaGel™, for the prevention of HIV and other STDs, as rapidly as is possible in accordance with required FDA and other regulatory requirements with optimum external financial and in-kind support;
v) broadening the commercial opportunity for VivaGel™ to additional sexually transmitted diseases and for geographies with a strong commercial demand for access to traditional HIV prevention mechanisms;
vi) identifying additional development candidates for a range of diseases and to partner these at an early stage with external commercial organisations;
vii) continuously and systematically communicating the benefits of Starpharma's technology, and its ability to solve unmet needs, to key potential partners and potential licensees in the pharmaceutical sector;
viii) project managing all R&D activities so that the continued funding of these activities is matched against agreed milestones;
ix) obtaining external grant support from both Australian and international sources to support the Company's research, development and commercialisation activities to minimise the rate at which the Company expends shareholders' funds; and
x) obtaining access to complimentary technologies and development resources with minimal investment of Starpharma's capital.

6. HUMAN CAPITAL

Starpharma was established to develop, commercialise and build upon intellectual property created by a team of scientists.
Board and Management are committed to promoting a work environment that fosters the birth of new ideas and the improvement of existing concepts and processes, and fully recognise that people and the knowledge they possess are of vital importance in achieving the Company's objectives. The Company strives to achieve best practice in recruitment, employment conditions and performance review and development to ensure that the highest calibre of staff are attracted to, and retained by the Company. Employee training is provided for in annual budgets and staff are encouraged to develop and update their professional skills.

7. BUSINESS ACTIVITIES

Business Objectives

The Company aims to create value for shareholders from dendrimer-based nanotechnology through:

- the development of high-value dendrimer nanodrugs to address unmet market needs
- partnering with pharmaceutical companies to create new opportunities and solutions to problems with the application of dendrimer nanotechnology
- extending in-house core skills and know-how through licensing and partnering with other companies
- parallel investment in non-pharmaceutical applications of dendrimer nanotechnology.

Reproductive health is a major focus for the Company's research, development and commercialisation activities and strategic planning includes the development of second generation microbicides to follow VivaGel™ into the market. The Company has established an international consortium of companies and research institutes to develop an advanced "combination microbicide" along with diagnostic methods for gynaecological applications.

VivaGel™ Drug Product

During the year a significant effort has been directed towards the continued progress of the VivaGel™ drug product. VivaGel™ is a topical microbicide gel product containing the dendrimer, SPL7013, for prevention of the transmission of sexually transmitted diseases such as HIV. Phase I human clinical trials to determine a maximum tolerated dosage, toxicity profile and other safety aspects of VivaGel™ administration commenced in January 2004 and the results are expected in late 2004 to early 2005. At the date of this report, no major health concerns or *Serious Adverse Events* had emerged among any trial participants.

Dendritic Nanotechnologies, Inc.

At the date of this report Starpharma Holdings Limited owned 44.54% of the issued shares of Dendritic Nanotechnologies, Inc. (DNT), a Delaware company. DNT has intellectual property licences for the rights to 33 patent families involving 182 granted worldwide patents related to dendrimers and dendritic polymers. DNT has a laboratory and offices in Mt Pleasant, Michigan, USA. Its immediate objectives are to generate revenue through the sale of high value research grade dendrimer products, to create new intellectual property for a range of dendrimer applications, and to enter into commercial development partnerships. Starpharma Pty Ltd has exclusive rights for the development and commercialisation of pharmaceutical applications of dendrimers arising from DNT research.

8. RISK ASSESSMENT AND MANAGEMENT

The Company operates in a challenging and dynamic environment, and risk management is viewed as integral to realising new opportunities as well as identifying issues that may have an adverse effect on the Company's existing operations and its sustainability. The Board is committed to a proactive approach in managing material business risks, and it aims to ensure that effective risk management practices are a key element of the Company's culture. The Company's risk management policy is set out in the corporate governance statement and is available on the Company's website. Responsibilities for risk management policy approval, oversight, implementation and review have been allocated to the Board, the audit & risk management committee, the Chief Executive Officer (CEO), Company Secretary and senior management team.

Review of Operations & Activities cont.

9. QUALITY MANAGEMENT SYSTEM

Starpharma has developed a quality management system with a primary focus on product quality assurance but also encompassing other aspects of the Company's activities including risk management, occupational health and safety, administration and finance systems. Policies and procedures have been designed and implemented to ensure that all data generated and records produced both internally and by external subcontractors support regulatory submissions and the development of Starpharma's intellectual property portfolio. By ensuring the generation of quality data and maximising the probability of regulatory approval of products at all stages of development the risk for potential partners and licensees is minimised.

Starpharma's quality management systems have been developed in compliance with international standards, including:

- Title 21 of the United States Code of Federal Regulations - Food and Drugs (21 CFR):
- Part 58 - Good Laboratory Practice (GLP) for Nonclinical Laboratory Studies;
- Part 312 - Investigational New Drug Application; and
- Part 11 - Electronic Records; Electronic Signatures.

The responsibility for, and commitment to, the Quality Policy resides with the CEO and appointed senior managers.

10. LEGAL

At the date of the directors' report there are no significant legal issues.

11. HEALTH AND SAFETY

The Board, CEO and senior management team of Starpharma are committed to providing and maintaining a safe and healthy working environment for the Company's employees and anyone entering upon its premises or with connection to the Company's business operations. The Company has adopted an Occupational Health and Safety (OH&S) Policy and has established an OH&S Committee as part of its overall approach to workplace safety. Further details of the Company's policy and practices are set out in the corporate governance statement on page 21 of the annual report.

12. ENVIRONMENT

The Company recognises the importance of environmental issues and is committed to the highest levels of performance. There are adequate systems in place to ensure compliance with Commonwealth and State environmental regulations and the Directors are not aware of any breach of applicable environmental regulations.

13. CORPORATE GOVERNANCE

Corporate governance information is included on page 16 of the annual report.

Directors' Report

Your directors present their report on the consolidated entity consisting of Starpharma Holdings Limited ("Starpharma" or "the Company") and the entities it controlled at the end of, or during, the year ended 30 June 2004.

DIRECTORS

The following persons were directors of Starpharma Holdings Limited during the whole of the financial year and up to the date of this report:

P M Colman
R Dobinson
L Gorr
P J Jenkins
J W Raff

R J D Oliver was a director from the beginning of the financial year until his resignation on 6 August 2003.

P T Bartels was appointed a director on 6 August 2003 and continues in office at the date of this report.

PRINCIPAL ACTIVITIES

During the year the principal activity of the consolidated entity consisted of investment in, and management and funding of dendrimer based research, development and commercialisation. There were no significant changes in the nature of those activities during the financial year.

REVIEW OF OPERATIONS

Operating Loss
For the year ended 30 June 2004 the consolidated entity incurred an operating loss after income tax of $5,497,850 (2003: $7,719,783). Expenditure on direct research activities was $4,119,259 (2003: $5,713,405).

Revenue
Revenue from ordinary activities was $1,390,603 (2003: $1,510,420) and consisted of grant income from a Commonwealth Government R&D START grant of $656,148 (2003: $839,251), Export Market Development Grant of $47,012 (2003: nil), interest revenue of $640,246 (2003: $558,674), sub lease rental revenue of $31,467 (2003: nil) and other revenue of $15,730 (2003: $112,495).

Material factors affecting the revenues and expenses of the consolidated entity for the current period
There was a reduction of 29% in the operating loss of the consolidated entity during the current period compared with the previous year. This is attributable to the following factors:

Loss of Control of Dendritic Nanotechnologies Ltd
During the previous year the revenues and expenses of the consolidated entity were affected by the change in the level of control of the former controlled entity Dendritic Nanotechnologies Ltd ("DNT Ltd"). From 27 March 2003 Dendritic Nanotechnologies Ltd became a wholly owned subsidiary of the US entity Dendritic Nanotechnologies, Inc. ("DNT Inc") and Starpharma Holdings Ltd held

49.99% of the issued shares in DNT Inc. The revenues and expenses of DNT Ltd were included in the consolidated results of the Company from 1 July 2002 to 27 March 2003, but as control in DNT Ltd ceased on 27 March 2003 from that date the accounts of DNT Ltd and DNT Inc have been accounted for using equity accounting principles.

Revenue

Revenue from ordinary activities decreased by $119,817. This was primarily due to the exclusion of revenues of the former controlled entity DNT Ltd and a reduction in grant income associated with completion of R&D START grants.

Operating costs

The 2003 costs included $1.83 million of operating expenses and $68,171 of depreciation attributable to DNT Ltd prior to that entity being deconsolidated. Excluding the impact of DNT Ltd in the calculation of the 2003 costs, operating expenditure and depreciation attributable to remaining Group members was $6.39 million and $536,470 respectively in 2003 compared with operating expenditure of $6.66 million and depreciation of $603,089 in 2004.

Share of results of associates

The application of equity accounting methods in relation to the investment in DNT Inc has resulted in a gain of $382,174 in the consolidated statement of financial performance.

Material factors affecting the assets, liabilities and equity of the consolidated entity for the current period

New Equity

There was an increase in contributed equity of $13,787,898 (from $33,034,058 to $46,821,956) as a result of:

	2004
	$
An issue of 13,335,000 fully paid ordinary shares @ $0.52 each	
under a share placement on 10th September 2003	6,934,200
Less: Issue costs	(328,418)
	6,605,782
An issue of 9,000,000 fully paid ordinary shares @ $0.84 each	
under a share placement on 18th March 2004	7,560,000
Less: Issue costs	(377,884)
	7,182,116

DNT Inc – Associated Entity

DNT Inc has been treated as an associated company with effect from 27 March 2003. The investment in DNT Inc was initially valued at cost in the accounts of the consolidated entity. Subsequent to that date, normal equity accounting principles have been applied in the determination of the carrying value of the investment in the accounts of the consolidated entity.

There were no other material factors affecting the assets, liabilities and equity of the consolidated entity for the current period not otherwise disclosed in this report.

Directors' Report cont.

Material factors affecting the cash flows of the consolidated entity for the current period

Capital investments

There was a significant reduction in payments for property, plant and equipment compared with the previous year. During the previous year capital expenditure of $1,430,920 relating to the fit out of the chemistry laboratory and corporate headquarters on Level 6 of the Baker Heart Research Building was incurred.

Cash position

Cash at bank at the end of the current period included the proceeds of the two share placements referred to in the section above headed "New Equity".

DIVIDENDS

No dividend has been paid or declared since the end of the previous financial year.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

In the opinion of the directors there were no significant changes in the state of affairs of the consolidated entity that occurred during the financial year under review not otherwise disclosed in this report or in the financial statements.

Tax Consolidation

Legislation allowing groups, comprising a parent entity and its Australian resident wholly owned entities, to elect to consolidate and be treated as a single entity for income tax purposes has been substantively enacted. As a consequence of Starpharma Holdings Ltd relinquishing its PDF status in March 2004, Starpharma Holdings Ltd and all of its 100% wholly owned subsidiaries are eligible to form a consolidated group for the year ended 30 June 2004.

However, in relation to the 2004 tax year the election to form a consolidated group is not required to be made until Starpharma Holdings Ltd lodges its income tax return for the 30 June 2004 year. As such, at the date of this report the Board is still considering the merits of an election to consolidate for income tax purposes.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

No matter or circumstance has arisen since 30 June 2004 that has significantly affected, or may significantly affect:

(a) the consolidated entity's operations in future financial years, or
(b) the results of the operations in future financial years, or
(c) the consolidated entity's state of affairs in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

In the opinion of the directors, the consolidated entity will continue its activities as described. Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Directors' Report cont.

ENVIRONMENTAL REGULATION

The directors are not aware of any breaches of environmental regulations by the consolidated entity.

INFORMATION ON DIRECTORS

DIRECTOR	EXPERIENCE	SPECIAL RESPONSIBILITIES	PARTICULARS OF DIRECTORS' INTERESTS IN SHARES AND OPTIONS	
			SHARES	OPTIONS
Chairman – non-executive				
Peter T Bartels *AO*	Independent non-executive director since 6 August 2003. Age 63. Previously CEO and Managing Director of Coles Myer Ltd and before that CEO and Managing Director of Fosters Brewing Company Ltd. Has also had broad-based experience in the pharmaceutical industry in previous roles with DHA Pharmaceuticals and Abbott Laboratories. Chairman of the Australian Sports Commission, the Australian Institute of Sport, the Commonwealth Heads of Government Committee for Sport and Central City Studios. Past chairman of the Women's and Children's Health Service. Also a Director of the Australian Grand Prix Corporation and Melbourne Business School (Melbourne University).	Chairman since 6 August 2003. Member of remuneration & nomination committee since 6 August 2003.	80,000	-
Richard JD Oliver *AM*	Independent non-executive director for six years. Age 73 years. Former Executive Chairman, Richard Oliver International Pty Ltd, a global risk management consulting group that he had established in 1972 and Willis Corroon Richard Oliver Pty Ltd. Retired 6 August 2003.	Chairman until 6 August 2003. Member of remuneration & nomination committee until 6 August 2003.	3,747,750	-
Executive director				
John W Raff *Dip. Ag. Sc., BSc. PhD*	Chief Executive Officer for seven years. Age 55. Previously General Manager of the Biomolecular Research Institute. Co-founder, director and major shareholder of a technology based agricultural seed company. Also founder and investor in a number of other start-up technology companies.	Chief Executive Officer Member of research committee. Non-executive director of Dendritic Nanotechnologies, Inc.	5,477,331	-

Directors' Report cont.

DIRECTOR	EXPERIENCE	SPECIAL RESPONSIBILITIES	PARTICULARS OF DIRECTORS' INTERESTS IN SHARES AND OPTIONS	
			SHARES	OPTIONS
Non-executive directors	-			
Peter M Colman *BSc(Hons), PhD, FAA, FTSE*	Non-executive director for seven years. Age 60. Head, Structural Biology Division, The Walter & Eliza Hall Institute of Medical Research. Former Executive Director, Biomolecular Research Institute. Published widely in the field of structural biology. In 1983 his Laboratory determined the structure of the surface proteins of influenza virus, and a major result of that work was the discovery of Relenza. One of the founding directors of Biota Holdings Ltd.	Member of research committee Non-executive director of Dendritic Nanotechnologies, Inc.	5,982,482	-
Ross Dobinson *B. Bus (Acc)*	Independent non-executive director for seven years. Age 52. Merchant banker with a background in investment banking and stockbroking. Has acted as corporate director for two leading stockbrokers, and was an executive director of the NAB's corporate advisory subsidiary. Later headed the Corporate Advisory Division of Dresdner Australia Ltd. Managing Director of TSL Group Ltd, a corporate advisory company specialising in establishing and advising life sciences companies. Also a director of Acrux Ltd, Nutrihealth Pty Ltd, Plantic Technologies Ltd, and Roc Oil Company Ltd, chairman of Micronix Pty Ltd, director of PharmaQest Pty Ltd, Diagnotech Pty Ltd and Cardanal Pty Ltd.	Chairman of audit & risk management committee. Chairman of remuneration & nomination committee.	3,505,976	-
Leon Gorr, B. Juris *LLB, M.Admin*	Non-executive director for four years. Non-executive director of Starpharma Pty Ltd for seven years. Age 60. Senior Partner, Herbert Geer & Rundle. 31 years' experience as a solicitor. Extensive experience in providing advice on the negotiation and interpretation of technology licensing agreements. Clients include investors in, and advisors to the biotechnology industry.	Member of audit & risk management committee. Member of remuneration & nomination committee.	5,292,500	-

Directors' Report cont.

DIRECTOR	EXPERIENCE	SPECIAL RESPONSIBILITIES	PARTICULARS OF DIRECTORS' INTERESTS IN SHARES AND OPTIONS	
			SHARES	OPTIONS
Non-executive directors				
Peter J Jenkins *MB, BS (Melb), FRACP*	Independent non-executive director for seven years. Age 58. Consultant physician and gastroenterologist. Holds a number of clinical and research positions with the Alfred Hospital and has held clinical positions with the Baker Medical Research Centre. Foundation director of Anadis Ltd, a listed bio-pharmaceutical company. Judge of the Australian Technology Awards. Executive Director of AusBio Ltd, an unlisted public biotechnology company.	Chairman of research committee. Member of audit & risk management committee.	2,239,500	-

Company Secretary

The Company Secretary is Mr Ben Rogers. Age 56. He has extensive experience in finance and human resources management with CSIRO research laboratories in Victoria, South Australia and Western Australia. He also operated his own consulting business providing services to Co-operative Research Centres and CSIRO Divisions. Mr Rogers joined Starpharma on commencement of operations in April 1997 and was appointed to the position of Company Secretary in February 1998. He is a member of the senior executive team with responsibilities that include the role of Chief Financial Officer.

DIRECTORS' MEETINGS

The number of meetings of the Company's Board of directors and of each committee held during the year ended 30 June 2004, and the numbers of meetings attended by each director were:

	FULL MEETINGS OF DIRECTORS		MEETINGS OF COMMITTEES					
			AUDIT & RISK MANAGEMENT		REMUNERATION & NOMINATION		RESEARCH	
	A	B	A	B	A	B	A	B
P T Bartels	14	14	*	*	2	2	*	*
R J D Oliver	1	1	*	*	0	0	*	*
P M Colman	13	14	*	*	*	*	8	9
R Dobinson	14	14	5	5	2	2	*	*
L Gorr	13	14	4	5	0	0	*	*
P J Jenkins	14	14	3	3	*	*	9	9
J W Raff	14	14	*	*	*	*	9	9

A = Number of meetings attended

B = Number of meetings held during the time the director held office or was a member of the committee during the year.

* = Not a member of the relevant committee.

Directors' Report cont.

RETIREMENT, ELECTION AND CONTINUATION IN OFFICE OF DIRECTORS

Mr Leon Gorr retires by rotation as director at the annual general meeting and, being eligible, offers himself for re-election.

Dr Peter Jenkins retires by rotation as director at the annual general meeting and, being eligible, offers himself for re-election.

Mr Richard Oliver retired as a director on 6 August 2003 and did not offer himself for re-election.

Mr Peter Bartels was appointed a director on 6 August 2003 to fill the vacancy caused by the retirement of Mr Richard Oliver. In accordance with the Constitution Mr Bartels retired at the annual general meeting on 19 November 2003 and was re-elected as a director.

REMUNERATION REPORT

Explanations in relation to policies for determining the nature and amount of emoluments for directors and senior executives of the Company are set out in Note 20 to the financial statements on page 44.

Details of remuneration

Details of the nature and amount of each element of the remuneration of each director of Starpharma Holdings Limited and each of the specified executives of the Company and the consolidated entity receiving the highest emoluments are set out in Note 20 to the financial statements on page 44.

SHARES UNDER OPTION

Unissued ordinary shares of Starpharma Holdings Limited under option at the date of this report are as follows:

DATE OPTIONS GRANTED	EXPIRY DATE	ISSUE PRICE OF SHARES	NUMBER UNDER OPTION
31 January 2001	31 December 2005	$0.9375	240,000
12 April 2002	11 April 2007	$0.9375	220,000
21 June 2002	30 June 2007	$0.9375	200,000
6 February 2004	31 December 2008	$0.73	200,000
8 February 2004	8 February 2009	$0.9375	749,000
26 March 2004	31 March 2005	$1.00 if exercised before 30 September 2004; $1.25 if exercised before 31 March 2005	4,500,000
1 July 2004	1 July 2009	$0.9375	100,000
14 July 2004	31 March 2005	$1.00 if exercised before 30 September 2004; $1.25 if exercised before 31 March 2005	250,000
Total:			6,459,000

Directors' Report cont.

No option holder has any right under the options to participate in any other issue of the Company or of any other entity.

Shares Issued on the Exercise of Options

No shares in Starpharma Holdings Limited have been issued on the exercise of options.

INSURANCE OF OFFICERS

During the financial year Starpharma Holdings Limited and officers of the Company and related bodies corporate arranged through Willis Australia Ltd for a Directors' and Officers' Liability insurance policy to indemnify certain officers of the Company and related bodies corporate. It is a condition of the policy that the Company not publish details of the nature of the liabilities insured by the policy or the amount of the premium paid.

The officers of the Company covered by the insurance policy include the directors and executive officers.

AUDITOR

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the Directors:

Peter T Bartels *AO*
DIRECTOR

29 September 2004, Melbourne

Corporate Governance Statement

Starpharma Holdings Limited (the Company) and the Board are committed to achieving and demonstrating the highest standards of corporate governance. On 31 March 2003, the ASX Corporate Governance Council released its Principles of Good Corporate Governance and Best Practice Recommendations ("the ASX Recommendations"). While the Company's current practices substantially accord with these principles and recommendations, the Company has undertaken a process to review its corporate governance practices and some changes were made as a result of this review and other recent governance developments. Changes to the Company's governance arrangements made in the course of, since the end of, the last year are highlighted in section 11 of this statement. The Company and its controlled entities together are referred to as the Group in this statement.

A description of the Company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place for the entire year. This corporate governance statement is available in the corporate governance section of the Company's website. In accordance with the requirements of the ASX Listing Rules and in the spirit of full and complete disclosure, the Company has included a table at the end of this statement providing a cross-reference of relevant sections of the statement against the ASX Recommendations.

1. THE BOARD OF DIRECTORS

The relationship between the Board and senior management is critical to the Group's long term success. The directors are responsible to the shareholders for the performance of the Group in both the short and the longer term and seek to balance sometimes competing objectives in the best interests of the Group as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Group is properly managed.

Day to day management of the Group's affairs and the implementation of the corporate strategy and policy initiatives are delegated by the Board to the Chief Executive Officer ("CEO") and senior executives. These delegations are reviewed on an annual basis. A statement setting out delegation of authority to the CEO was formally approved by the Board on 17 July 2004.

1.1 Board charter

The Board operates in accordance with the charter set out below.

1.1.1 Board Composition

- The Board is to be comprised of both executive and non-executive directors with a majority of non-executive directors.
- In recognition of the importance of independent views and the Board's role in supervising the activities of management the Chairman must be an independent non-executive director, the majority of the Board must be independent of management and all directors are required to bring independent judgement to bear in their Board decision making.
- The Chairman is elected by the full Board and meets regularly with the CEO.
- The Company is to maintain a mix of directors on the Board from different backgrounds with complementary skills and experience.
- The Board is to undertake an annual Board performance review and consider the composition, structure, and role of the Board and individual responsibilities of directors.
- The minimum number of directors is three and the maximum is fifteen unless the Company passes a resolution varying that number.
- There is no requirement for a director to hold shares in the Company.

Corporate Governance Statement cont.

1.1.2 Responsibilities

The responsibilities of the Board include:

- Contributing to the development of and approving the corporate strategy;
- Reviewing and approving business plans, the annual budget and financial plans including available resources and major capital expenditure initiatives;
- Overseeing and monitoring organisational performance and the achievement of the Group's strategic goals and objectives;
- Monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company's auditors;
- Appointment, performance assessment and, if necessary, removal of the CEO;
- Ensuring there are effective management processes in place and approving major corporate initiatives;
- Enhancing and protecting the reputation of the Group;
- Overseeing the operation of the Group's systems for compliance and risk management;
- Reporting to shareholders.

1.2 Board meetings

Board meetings are held on a monthly basis, or more frequently if required. A detailed management report is prepared by senior management and distributed with board papers prior to each meeting. The CEO and the Company Secretary attend all Board meetings.

1.3 Board members

Details of the members of the Board, their experience, qualifications, term of office and independent status are set out in the directors' report under the heading "Information on Directors". There are five non-executive directors, four of whom are deemed independent under the principles set out below, and one executive director at the date of signing the directors' report.

The Board seeks to ensure that:

- at any point in time, its membership represents an appropriate balance between directors with experience and knowledge of the Group and directors with an external or fresh perspective; and
- the size of the Board is conducive to effective discussion and efficient decision-making.

1.4 Directors' independence

The Company has adopted the criteria for assessing the independence of a director as set out in the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations. Materiality for the purposes of applying these criteria is determined on both quantitative and qualitative bases. An amount of 5% of the individual director's net worth is considered material, and in addition a transaction of any amount or a relationship is deemed material if knowledge of it may impact the shareholders' understanding of the director's performance. The Board has determined that all non-executive directors are independent, with the exception of Prof Peter Colman, who, although meeting other criteria and bringing independent judgement to bear in his role, is not considered independent because he is a substantial shareholder, holding 5.38% of the shares of the Company.

1.5 Term of office

The Company's Constitution requires that one third of non-executive directors (or if their number is not a multiple of three then the number nearest to one third) retire at every annual general meeting and be eligible for re-election.

Corporate Governance Statement cont.

1.6 Chairman and Chief Executive Officer

The Chairman is responsible for leading the Board, ensuring directors are properly briefed in all matters relevant to their role and responsibilities, facilitating Board discussions and managing the Board's relationship with the Group's senior executives. The CEO is responsible for implementing Group strategies and policies. The Board policy is for these separate roles to be undertaken by separate people.

1.7 Commitment

Board meetings are held on a monthly basis, or more frequently if required. Meetings are held at the Company's corporate offices and laboratory facility in the Baker Building, Commercial Road, Melbourne. The number of meeting of the Board and of each Board committee held during the year ended 30 June 2004, and the number of meetings attended by each director is disclosed in the Directors' Report. The commitments of non-executive directors are considered by the remuneration and nomination committee prior to the directors' appointments to the Board and are reviewed each year as part of the annual performance assessment.

Prior to appointment or being submitted for re-election each non-executive director is required to specifically acknowledge that they have and will continue to have the time available to discharge their responsibilities to the Company.

1.8 Conflict of interests

Entities associated with two directors, namely Prof Peter Colman and Mr Leon Gorr, had business dealings with the consolidated entity during the year, as described in note 23 to the financial statements. The directors concerned declared their interests in those dealings to the Company and took no part in decisions relating to them or the preceding discussions. Having considered the nature of the services supplied by each of the entities and the materiality criteria set out in section 1.4 above, the Board considers that these relationships are not material for the purpose of independence.

1.9 Independent professional advice

Directors and Board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior approval of the Chairman is required, but this approval will not be unreasonably withheld.

1.10 Performance assessment

The Board undertakes an annual assessment of Board performance. Each director completes a questionnaire on matters such as composition, structure, and role of the Board and performance of individual directors. These questionnaires are reviewed by the remuneration & nomination committee and the Chairman then meets individually with each director to discuss the assessment.

2. CORPORATE REPORTING

The CEO and the CFO have made the following certifications to the Board:

- that the Company's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and Group and are in accordance with relevant accounting standards;
- that the above statement is founded on a sound system of risk management and internal compliance and control and which implements the policies adopted by the Board and that the Company's risk management and internal compliance and control is operating efficiently and effectively in all material respects.

The Company adopted this reporting structure for the year ended 30 June 2004.

Corporate Governance Statement cont.

3. BOARD COMMITTEES

The Board has established a number of committees to assist in the execution of its duties and to allow detailed consideration of complex issues. The committee structure and membership is reviewed on an annual basis. Where practicable, board committees are chaired by an independent director other than the Chairman of the Board. Minutes of committee meetings are tabled at the immediately subsequent Board meeting, and all matters determined by committees are submitted to the full Board as recommendations for Board decisions. Current committees of the Board are the following:

3.1 Audit and risk management committee

The audit and risk management committee consists of the following independent non-executive directors:
Mr Ross Dobinson (Chairman)
Mr Leon Gorr
Dr Peter Jenkins (appointed 6 August 2003)

Details of these directors' qualifications and attendance at committee meetings are set out in the directors' report on pages 11 to 13. The audit and risk management committee has appropriate financial expertise and all members are financially literate and have an appropriate understanding of the industry in which the Group operates.

The committee meets at least twice a year, and has direct access to the Company's auditors. The charter of this committee is to:

- review and report to the Board on the annual report, the half-year financial report and all other financial information published by the company or released to the market
- assist the Board in reviewing the effectiveness of the organisation's internal control environment covering:
  - effectiveness and efficiency of operations
  - reliability of financial reporting
  - compliance with applicable laws and regulations
- oversee the effective operation of the risk management framework by:
  - ensuring the effective implementation of the risk management policy and program
  - defining risk threshold levels for referral to the Board
  - ensuring that an effective system of internal compliance and control is in place
  - ensuring staff charged with risk management responsibilities have appropriate authority to carry out their functions and have appropriate access to the audit and risk management committee
  - ensuring the allocation of sufficient resources for the effective management of risk
- recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess performance
- consider the independence and competence of the external auditor on an ongoing basis
- review and monitor related party transactions and assess their propriety
- assist the Board in the development and monitoring of statutory compliance and ethics programs
- provide assurance to the Board that it is receiving adequate, up to date and reliable information
- oversee the Group's transition to International Financial Reporting Standards (IFRS)
- report to the Board on matters relevant to the committee's role and responsibilities

This committee was formerly known as the audit committee, but its name was changed on 30 June 2004 to reflect the Board's increased emphasis on the committee's responsibilities in the area of risk management.

Corporate Governance Statement cont.

3.2 Remuneration and nomination committee

The remuneration and nomination committee consists of the following independent non-executive directors:

Mr Ross Dobinson (Chairman)
Mr Peter Bartels (appointed 6 August 2003)
Mr Leon Gorr (appointed 23 February 2004)
Mr Richard Oliver (resigned 6 August 2003).

Details of these directors' attendance at committee meetings are set out in the directors' report on page 13.

The main responsibilities of the committee are to:

- conduct annual reviews of board membership having regard to present and future needs of the Company and make recommendations on board composition and appointments
- conduct an annual review of and conclude on the independence of each director
- propose candidates for board vacancies
- oversee board succession including the succession of the Chairman
- oversee the annual assessment of board performance
- advise the board on remuneration and incentive policies and practices generally,
- make specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

When the need for a new director is identified or an existing director is required to stand for re-election, the committee reviews the range of skills, experience and expertise on the board, identifies its needs and prepares a short-list of candidates with appropriate skills and experience. Where necessary, advice is sought from independent search consultants.

Each member of the senior executive team has signed a formal employment contract covering a range of matters including their duties, rights, responsibilities and any entitlements on termination. The standard contract refers to a specific formal position description.

The remuneration and nomination committee's terms of reference include responsibility for reviewing any transaction between the organisation and the directors, or any interest associated with the directors, to ensure the structure and the terms of the transaction are in compliance with the Corporations Act 2001 and are appropriately disclosed.

Details of the nature and amount of each element of the remuneration of each director of Starpharma Holdings Limited and each of the specified executives of the Company and the consolidated entity receiving the highest emoluments are set out in Note 20 to the financial statements on page 44.

3.3 Research committee

The research committee consists of the following directors:

Dr Peter Jenkins (Chairman) – independent non-executive director
Prof Peter Colman – non-executive director
Dr John Raff – Chief Executive Officer

Corporate Governance Statement cont.

The charter of the research committee is:

- to ensure that the Board is kept fully informed of developments relating to the Company's research activities and development progress against milestones; and
- to advise the Board on scientific matters in relation to the Company's continuous disclosure obligations under the listing rules of the Australian Stock Exchange Limited.

4. EXTERNAL AUDITORS

The Company's policy is to appoint external auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually. PricewaterhouseCoopers were appointed as the external auditors at the commencement of the Company's operations in 1996. It is PricewaterhouseCoopers policy to rotate audit engagement partners on listed companies at least every five years, and the current audit engagement partner has been responsible for the conduct of the audit since 2001.

An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in note 3 to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the audit and risk management committee.

The external auditor is requested to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

5. RISK ASSESSMENT AND MANAGEMENT

The Board, through the audit and risk management committee, is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. The Company operates in a challenging and dynamic environment, and risk management is viewed as integral to realising new opportunities as well as identifying issues that may have an adverse effect on the Company's existing operations and its sustainability. The Board is committed to a proactive approach in managing material business risks, and it aims to ensure that effective risk management practices are a key element of the Company's culture. The risk management policy was formally approved by the Board on 30 June 2004, and is available on the Company website. The policy sets out the responsibilities and authorities of the Board, the audit and risk management committee, the CEO and Company Secretary, and the senior management team. The Company Secretary is responsible to the Board for the overall implementation of the risk management program.

6. THE ENVIRONMENT, OCCUPATIONAL HEALTH AND SAFETY

The Board recognises the importance of occupational health and safety issues and is committed to the highest levels of performance. The Company has adopted an Occupational Health and Safety (OH&S) Policy and has established an OH&S committee as part of its overall approach to workplace safety. This committee meets monthly to review the development and implementation of OH&S policy and procedures, to consider any work related safety matters or incidents, and to ensure compliance with relevant legislation and guidelines. The CEO is represented on the OH&S committee by the Company Secretary.

The OH&S policy and procedures form part of the overall Starpharma Quality Assurance (QA) program and are regulated by the following Starpharma QA documents:

SR-501-01 OH&S Committee Meeting Record
SR-503-01 Incident Report Form
SR-504-01 Safety Procedure Declaration
SR-505-01 Immunisation Request Form
SR-506-01 Working After Hours
SR-507-01 Risk Assessment Tool Worksheet
SR-508-03 Administration Area Safety Inspection & Corrective Actions
SR-509-01 Laboratory Safety Inspection & Corrective Actions
SR-510-01 Laboratory Stores Safety Inspection & Corrective Actions
SR-511-01 Chemical Safety Induction Checklist
SS-001-01 Starpharma Safety Manual
SS-002-01 Starpharma Biological Safety Manual
SS-003-01 Incident Reporting and Investigation
SS-004-01 Hazard Identification, Risk Assessment and Control
SS-005-01 Hazardous Goods – Lift Transport

The Company recognises the importance of environmental issues and is committed to the highest levels of performance. There are adequate systems in place to ensure compliance with Commonwealth and State environmental regulations and the directors are not aware of any breach of applicable environmental regulations.

7. CODE OF CONDUCT

7.1 Commitment by Board and management

This code of conduct reflects the core values of the Company and sets out the standards of ethical behaviour expected of all directors, officers and employees in all dealings and relationships including with shareholders, contractors, customers and suppliers, and with the Company. Board and management are committed to promoting and implementing these values and practices.

7.2 Responsibilities to stakeholders

The Company is committed to delivering shareholder value by promoting and maintaining a reputation for integrity and the highest standards of ethical and moral behaviour at all levels in the Company.

7.3 Employment practices and responsibilities to the individual

7.3.1 Equal opportunity

The Company is committed to providing equal opportunity in employment to all employees and applicants for employment. Employment decisions must be based on merit without regard to a person's race, colour, religion, gender, age, national origin, sexual orientation, disability, marital status, or any other status covered by employment laws.

7.3.2 Conditions of employment

The Company strives to achieve best practice in recruitment, employment conditions and performance review and development.

7.3.3 Harassment and bullying

Discriminatory conduct, harassment or bullying in any form will not be tolerated.

7.4 Corporate social responsibility

The Company is committed to meeting high standards of compliance with respect to its health, safety, environmental and community responsibilities, which are essential to the way in which Starpharma conducts its business.

7.5 Responsibilities of individuals

Directors, officers and employees of the Company are expected to:

- comply with the law;
- act honestly and with integrity;
- avoid placing themselves in situations where private interests could conflict directly, or indirectly, with their obligations to the Company
- treat others with respect, regardless of their role or any personal or other differences;
- be responsive to the needs of all stakeholders in the Company;
- not accept benefits such as gifts or entertainment that could create or be perceived to create an obligation;
- not act in a manner that may cause others to question the individual's commitment and loyalty to the Company;
- use the Company's assets responsibly and in the best interests of the Company;
- maintain a safe and healthy work environment;
- not disclose confidential information without authorisation;
- be responsible and accountable for their actions.

The Code is not intended to address every circumstance, nor is it a summary of all the laws and regulations that apply to the Company. Employees are always expected to use common sense and best judgement when addressing business conduct issues, and to seek guidance if the best course of action is not clear.

Any employee who is aware of, or suspects any breach of law should alert the CEO or Company Secretary. The identity of the reporting employee will be kept confidential in so far as permitted by law and the Company will act in good faith and fairly towards that employee.

8. ETHICAL STANDARDS

The directors are committed to the principles underpinning best practice in corporate governance, with a commitment to the highest standards of legislative compliance and financial and ethical behaviour.

9. TRADING IN COMPANY SECURITIES

The purchase and sale of Company securities by directors, executives and employees is only permitted during the thirty day period following the annual general meeting and the release of the half yearly and annual financial results to the market, unless prior approval is given to each transaction by the Chairman.

10. CONTINUOUS DISCLOSURE AND SHAREHOLDER COMMUNICATION

The Board has appointed the Company Secretary as the person responsible for communications with the Australian Stock Exchange Limited (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public. All ASX announcements are posted on the Company's web site as soon as practicable after release to the ASX. Procedures have been established for reviewing whether there is any price sensitive information that should be disclosed to the market, or whether any price sensitive information may have been inadvertently disclosed.

11. REPORTING AGAINST ASX RECOMMENDATIONS

The following table cross-references the Company's corporate governance statement against the ASX Recommendations, and indicates any departures from the recommendations. The full text of the ASX Recommendations is available from: *http://www.asx.com.au/CorporateGovernance.*

RECOMMENDATION	DETAILS	COMPLIANCE WITH RECOMMENDATION	CORPORATE GOVERNANCE STATEMENT SECTION
1.1	Functions of the Board and management	Yes	1.1.2
2.1	Independent directors	Yes	1.4
2.2	Independent chairperson	Yes	1.4
2.3	Role of the Chairman and CEO	Yes	1, 1.1.1
2.4	Nomination Committee	Yes	3.2
2.5	Reporting on Principle 2	Yes	1.1 – 1.10
3.1	Code of conduct	Code adopted September 2004	7
3.2	Company security trading policy	Yes	9
3.3	Reporting on Principle 3	Yes	9, 11
4.1	Attestations by CEO and CFO	Yes	2
4.2	Audit committee	Yes	3.1
4.3	Structure of audit committee	Yes	3.1
4.4	Audit committee charter	Yes	3.1
4.5	Reporting on Principle 4	Yes	3.1
5.1	Continuous disclosure	Yes	10
5.2	Reporting on Principle 5	Yes	Introduction, 11
6.1	Communications strategy	Yes	10
6.2	Auditor to attend general meetings	Yes	4
7.1	Risk oversight and management	Policy adopted June 2004	2, 5
7.2	CEO and CFO statements	Yes	2
7.3	Reporting on Principle 7	Yes	Introduction, 11
8.1	Performance evaluation of Board and executives	Yes	1.10, 3.2
9.1	Remuneration disclosures	Yes	3.2
9.2	Remuneration committee	Yes	3.2
9.3	Executive and non-executive directors' remuneration	Yes	3.2
9.5	Reporting on Principle 9	Yes	3.2
10.1	Company code of conduct	Code adopted September 2004	7

FINANCIAL REPORT 30 JUNE 2004

This financial report covers both Starpharma Holdings Limited as an individual entity and the consolidated entity consisting of Starpharma Holdings Limited and its controlled entities.

Starpharma Holdings Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Starpharma Holdings Limited
Level 6
Baker Heart Research Building
Commercial Road
Melbourne Victoria 3004
Australia

A description of the nature of the consolidated entity's operations and its principal activities is included in the directors' report on pages 8-15.

Statements of Financial Performance
FOR THE YEAR ENDED 30 JUNE 2004

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2004	2003	2004	2003
		$	$	$	$
REVENUE FROM ORDINARY ACTIVITIES (excluding shares of equity accounted net profits of associates)	2	**1,390,603**	1,510,420	**618,704**	4,381,200
Administration expense		**(2,211,604)**	(2,026,347)	**(746,935)**	(240,137)
Research and development expense	3	**(4,119,259)**	(5,713,405)	**-**	-
Occupancy expense		**(324,664)**	(439,175)	**-**	-
Investment expense	3	**-**	-	**(6,401,548)**	(9,107,660)
Share of results of associates accounted for using the equity method	3	**382,174**	(230,530)	**-**	-
Depreciation and amortisation	3	**(603,089)**	(604,642)	**-**	-
Borrowing costs expense	3	**(12,011)**	(15,529)	**-**	-
Other expense from ordinary activities		**-**	(25,513)	**-**	-
LOSS FROM ORDINARY ACTIVITIES BEFORE TAX	3	**(5,497,850)**	(7,544,721)	**(6,529,779)**	(4,966,597)
Income tax attributable to ordinary activities	4	**-**	-	**-**	-
LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX		**(5,497,850)**	(7,544,721)	**(6,529,779)**	(4,966,597)
Loss attributable to outside equity interest		**-**	(175,062)	**-**	-
LOSS ATTRIBUTABLE TO MEMBERS OF STARPHARMA HOLDINGS LTD	17	**(5,497,850)**	(7,719,783)	**(6,529,779)**	(4,966,597)

		CENTS	CENTS
Basic Earnings/(Loss) per share	28	**(5.38)**	(8.68)
Diluted Earnings/(Loss) per share	28	**(5.38)**	(8.68)

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statements of Financial Position
AS AT 30 JUNE 2004

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2004	2003	2004	2003
		$	$	$	$
ASSETS					
CURRENT ASSETS					
Cash assets	5	**15,658,300**	7,891,543	**14,524,569**	6,744,920
Receivables	6.1	**471,139**	420,257	**346,997**	571,957
Other	7	**113,044**	147,540	**67,262**	53,581
TOTAL CURRENT ASSETS		**16,242,483**	8,459,340	**14,938,828**	7,370,458
NON-CURRENT ASSETS					
Receivables	6.2	**-**	-	**-**	-
Property, plant and equipment	8	**1,556,265**	2,005,400	**-**	-
Investments accounted for using the equity method	9	**692,194**	250,700	**-**	-
Other financial assets	10	**-**	-	**3,868,048**	3,868,048
TOTAL NON-CURRENT ASSETS		**2,248,459**	2,256,100	**3,868,048**	3,868,048
TOTAL ASSETS		**18,490,942**	10,715,440	**18,806,876**	11,238,506
LIABILITIES					
CURRENT LIABILITIES					
Payables	11	**445,908**	720,809	**522,713**	212,462
Provisions	12	**249,015**	205,729	**-**	-
Other	13	**-**	282,243	**-**	-
Interest-bearing liabilities	14.1	**60,007**	60,007	**-**	-
TOTAL CURRENT LIABILITIES		**754,930**	1,268,788	**522,713**	212,462
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	14.2	**143,516**	203,522	**-**	-
TOTAL NON-CURRENT LIABILITIES		**143,516**	203,522	**-**	-
TOTAL LIABILITIES		**898,446**	1,472,310	**522,713**	212,462
NET ASSETS		**17,592,496**	9,243,130	**18,284,163**	11,026,044
EQUITY					
Contributed Equity	15	**46,821,956**	33,034,058	**46,821,956**	33,034,058
Foreign currency translation reserve	16	**12,709**	(46,609)	**-**	-
Accumulated losses	17	**(29,242,169)**	(23,744,319)	**(28,537,793)**	(22,008,014)
TOTAL EQUITY		**17,592,496**	9,243,130	**18,284,163**	11,026,044

The above statements of financial position should be read in conjunction with the accompanying notes.

Statements of Cash Flows
FOR THE YEAR ENDED 30 JUNE 2004

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2004	2003	2004	2003
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from trade and other debtors		**36,197**	125,086	**11,237**	126
Grant income (Inclusive of GST)		**560,529**	948,285	-	-
Payments to suppliers and employees (Inclusive of GST)		**(7,004,923)**	(8,687,731)	**(457,174)**	(599,847)
Interest received		**613,010**	646,677	**601,271**	599,275
Interest expense		**(11,993)**	(15,529)	-	-
NET CASH INFLOWS (OUTFLOWS) FROM OPERATING ACTIVITIES	21	**(5,807,180)**	(6,983,212)	**155,334**	(446)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments to acquire shares in subsidiaries		-	-	-	(3,507,660)
Loans advanced to subsidiaries		-	-	**(6,163,583)**	(5,654,218)
Cash eliminated on deconsolidation	5	-	(933,239)	-	-
Proceeds from sale of property, plant and equipment		-	40,411	-	-
Payments for property, plant and equipment		**(153,954)**	(1,610,181)	-	-
NET CASH INFLOWS (OUTFLOWS) FROM INVESTING ACTIVITIES		**(153,954)**	(2,503,009)	**(6,163,583)**	(9,161,878)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		**14,494,200**	-	**14,494,200**	-
Share issue transaction costs		**(706,302)**	-	**(706,302)**	-
Payments on finance leases		**(60,007)**	(56,471)	-	-
NET CASH INFLOWS (OUTFLOWS) FROM FINANCING ACTIVITIES		**13,727,891**	(56,471)	**13,787,898**	-
NET INCREASE (DECREASE) IN CASH HELD		**7,766,757**	(9,542,692)	**7,779,649**	(9,162,324)
CASH AT THE BEGINNING OF THE FINANCIAL YEAR		**7,891,543**	17,434,235	**6,744,920**	15,907,244
CASH AT THE END OF THE FINANCIAL YEAR	5	**15,658,300**	7,891,543	**14,524,569**	6,744,920
Non-cash financing activities	25				

The above statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the Financial Statements
FOR THE YEAR ENDED 30 JUNE 2004

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year. Comparative information is reclassified where appropriate to enhance comparability.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Starpharma Holdings Limited ('the Company' or 'Parent Entity') as at 30 June 2004 and the results of all controlled entities for the year then ended. Starpharma Holdings Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

Where control of an entity ceases during the financial year, its results are included for that part of the year during which control existed.

Investments in associates are accounted for in the consolidated financial statements using the equity method. Under this method, the consolidated entity's share of the post-acquisition losses of its associate is recognised in the consolidated statement of financial performance, and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

(b) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit or loss after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward unless the benefit is virtually certain of realisation.

(c) Receivables

The debtors comprise interest receivable, and amounts due from related and sundry parties and they are recognised as they are due for settlement.

(d) Acquisition of assets

The purchase method of accounting is used for all acquisitions regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(e) Revenue recognition

Amounts disclosed as revenue include Federal Government R&D START grant income, Export Market Development Grant income, interest income on short term deposits and sundry items. Revenue is recognised for the major business activities as follows:

(i) R&D START Grant Funding

Grant funding is provided under the consolidated entity's agreements with the Commonwealth of Australia. Grant funding is capped and equivalent to 50% of the consolidated entity's spend on eligible research. Grant revenue is recognised when eligible research expenditure has been incurred.

(f) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal. Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is revalued to its recoverable amount. The decrement in the carrying amount is recognised as an expense in the statement of financial performance in the reporting period in which the recoverable amount write down occurs. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

(g) Depreciation and amortisation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment over its expected useful life to the consolidated entity. The expected useful life of items of property, plant and equipment ranges from 4 to 8 years.

(h) Leasehold Improvements

The costs of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter. Leasehold improvements held at the reporting date are being amortised over the lease term.

(i) Employee Benefits

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in employee provisions in respect to employees' services up to the reporting date, and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) Superannuation

The consolidated entity contributes to employee superannuation on the basis of legal and contractual requirements.

(iii) Long Service Leave

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee entitlements, and is measured in accordance with (i) above. A liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee entitlements, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iv) Equity based compensation plans

Equity based compensation benefits are provided in relation to the Starpharma Holdings Limited Employee Share Option Plan ('ESOP'). Information relating to this plan is set out in note 27.

(v) Employee benefit on-costs

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

No accounting entries are made in relation to the ESOP until options are exercised, at which time the amounts receivable from employees are recognised in the statement of financial position as share capital. The amounts disclosed for remuneration of directors and executives in note 20 do not include the fair value of options at the date they were granted.

(j) Research expenditure

Research expenditure is charged against income when incurred except where future benefits are expected beyond any reasonable doubt to exceed those costs, in which case they are deferred and amortised over future periods on a basis related to expected future benefits.

(k) Trade and other creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year which are unpaid. These amounts are unsecured and are paid in accordance with supplier terms.

(l) Cash

For the purpose of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value.

(m) Transaction costs arising in relation to the issue of equity

Transaction costs in relation to the future issue of equity are deferred and recognised directly as a reduction against the proceeds of the future capital raising to which they relate.

(n) Investments

Investments in controlled entities and associates are accounted for in the consolidated financial statements in the manner set out in Note 1(a).

(o) Earnings per share

(i) Basic Earnings per Share

Basic Earnings per share is determined by dividing the net loss after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted Earnings per Share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(p) Foreign Currency Translation

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year, except that which is related to the foreign associated entity.

As the foreign associated entity is self-sustaining, its assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while its revenues and expenses are translated at the average of rates ruling during the year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

Upon disposal or partial disposal of a self-sustaining foreign operation, the balance of the foreign currency translation reserve relating to the operation, or to the part disposed of, is transferred to retained profits.

(q) Web Site Costs

Costs in relation to web sites controlled by a controlled entity are charged as expenses in the period in which they are incurred unless they relate to the acquisition of an asset, in which case they are capitalised and amortised over the period of expected benefit. As at the reporting date, all costs relating to web site development and maintenance for the controlled entities have been expensed.

(r) Leased Non-Current Assets

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incident to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight line basis over the term of the lease, or where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset. Lease assets held at the reporting date are being amortised over a period of 5 years.

Other operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(s) Borrowing Costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

Borrowing costs include finance lease charges.

(t) International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB will issue AASB equivalents to IFRS, and Urgent Issues Group abstracts corresponding to International Financial Reporting Interpretations adopted by the International Accounting Standards Board. These Australian pronouncements will be known as Australian International Financial Reporting Pronouncements (AIFRPs).

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

The adoption of AIFRPs will be first reflected in the Group's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Major changes identified to date that will be required to the Group's existing accounting policies include the following:

(i) *Equity-based compensation benefits*
Under the Australian equivalent to IFRS 2 Share-based Payment, equity-based compensation to employees will be recognised as an expense in respect of the services received. This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

(ii) *Impairment of non current assets*
Under AASB 136 impairment testing is to be performed at least annually on assets or groups of assets based upon the concept of cash generating units. In the absence of positive cash flows, assets must be written down to the net selling price. The consolidated entity, consistent with other entities in the biotechnology sector, is still largely in a research and development phase and therefore dependent on funding rather than operating cash flows and accordingly is still reviewing the specific requirements of this new standard and any impact it may have on the consolidated entity.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to AIFRPs, as not all standards have been analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to AIFRPs on the Group's financial position and reported results.

NOTE 2: REVENUE

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	**2004**	2003
	$	$	**$**	$
REVENUE FROM OUTSIDE THE OPERATING ACTIVITIES				
Government grants	**703,160**	839,251	**-**	-
Interest revenue	**640,246**	558,674	**607,467**	513,026
Proceeds on sale of investments	**-**	-	**-**	3,868,048
Proceeds on sale of property, plant and equipment	**-**	40,411	**-**	-
Sub lease rental revenue	**31,467**	-	**-**	-
Other	**15,730**	72,084	**11,237**	126
	1,390,603	1,510,420	**618,704**	4,381,200

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

NOTE 3: LOSS FROM ORDINARY ACTIVITIES

		CONSOLIDATED		PARENT ENTITY	
		2004	**2003**	**2004**	**2003**
		$	**$**	**$**	**$**
(i)	*Net gains and expenses*				
	Loss from ordinary activities before income tax expense includes the following items:				
	NET GAINS				
	Gain on sale of property plant and equipment	**-**	14,898	**-**	-
	Gain on sale of investment in controlled entity	**-**	-	**-**	1,360,388
	The parent entity's gain on sale of its investment in a controlled entity includes the following revenue and expense items:				
	Proceeds on sale of investment			**-**	3,868,048
	Expense – carrying value of investment sold			**-**	(2,507,660)
	Gain on sale of investment			**-**	1,360,388
	EXPENSES				
	Depreciation (plant and equipment)	**539,089**	540,642	**-**	-
	Amortisation (plant and equipment under finance lease)	**64,000**	64,000	**-**	-
	Research and development expense	**4,119,259**	5,713,405	**-**	-
	Rental expense on operating leases	**378,661**	424,742	**-**	-
	Foreign exchange loss	**10,076**	35,647	**10,076**	35,424
	Doubtful debts	**-**	-	**6,401,548**	5,600,000
	Borrowing costs	**12,011**	15,529	**-**	-
	Write down of investments in controlled entities to recoverable amount	**-**	-	**-**	1,000,000
(ii)	*Share of results of associates accounted for using the equity method*				
	Gain on deconsolidation	**-**	3,340,209	**-**	-
	Gain on issue of new equity by associate	**575,610**	-	**-**	-
	Equity accounted loss	**(193,436)**	(3,570,739)	**-**	-
		382,174	(230,530)	**-**	-
(iii)	*Auditors' remuneration*				
	During the year the auditor of the parent entity earned the following remuneration:				
	Audit or review of financial reports of the entity or any entity in the consolidated entity	**70,500**	70,950	**70,500**	70,950
	Taxation services, other support	**38,145**	52,046	**38,145**	52,046

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

NOTE 4: INCOME TAX

The prima facie tax, using tax rates applicable in the country of operation, on profit and extraordinary items differs from the income tax provided in the financial statements as follows:

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Loss from ordinary activities before income tax	(5,497,849)	(7,544,721)	(6,529,779)	(4,966,597)
Income tax expense/(benefit) @ 30% (2003: 30%)	(1,649,355)	(2,263,416)	(1,958,934)	(1,489,979)
Tax effect of permanent differences:				
Entertainment	2,037	650	-	-
Research and development allowance	(121,681)	(263,335)	-	-
Write down in carrying value of investments	-	-	-	300,000
Gain on sale of controlled entity	-	-	-	(408,116)
Gain on deconsolidation	-	(1,002,063)	-	-
Equity accounted loss	-	1,071,222	-	-
Write down in carrying value of loans	-	-	1,920,464	1,680,000
Other	1,198	-	-	-
Future income tax benefit not booked	1,767,801	2,456,942	38,470	(81,905)
INCOME TAX EXPENSE ATTRIBUTABLE TO ORDINARY ACTIVITIES	-	-	-	-
Income tax losses				
Future income tax benefits arising from tax losses not recognised at reporting date as realisation of the benefit is not regarded as virtually certain	7,766,079	6,212,924	38,470	-

Future income tax benefits

Potential future income tax benefits of $7,766,079 (2003: $6,212,924) attributable to tax losses carried forward by controlled entities have not been brought to account at balance date because the directors do not believe it appropriate to regard the realisation of the future income tax benefits as virtually certain.

These benefits will only be obtained if:

i. future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
ii. the conditions for deductibility imposed by tax legislation continue to be complied with; and
iii. no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

Tax consolidation legislation

Legislation allowing groups, comprising a parent entity and its Australian resident wholly owned entities, to elect to consolidate and be treated as a single entity for income tax purposes has been substantively enacted. As a consequence of Starpharma Holdings Ltd relinquishing its PDF status in March 2004, Starpharma Holdings Ltd and all of its 100% wholly owned subsidiaries are eligible to form a consolidated group for the year ended 30 June 2004.

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

However, in relation to the 2004 tax year the election to form a consolidated group is not required to be made until Starpharma Holdings Ltd lodges its income tax return for the 30 June 2004 year. As such, at the date of this report the Board is still considering the merits of an election to consolidate for income tax purposes.

NOTE 5: CURRENT ASSETS – CASH ASSETS

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Cash at bank and on hand	**2,118,872**	1,444,750	**985,141**	298,127
Deposits at call	**13,539,428**	6,446,793	**13,539,428**	6,446,793
	15,658,300	7,891,543	**14,524,569**	6,744,920
Balance of cash as shown in the statements of cash flows	**15,658,300**	7,891,543	**14,524,569**	6,744,920

Deposits at call

The deposits are bearing floating interest rates of 5.37% (2003: 4.75%).

Cash eliminated on deconsolidation

As at 27 March 2003, the then controlled entity, DNT Ltd had cash assets of $933,239. The loss of control of DNT Limited on that date resulted in the consolidated entity having to eliminate this cash balance on deconsolidation.

NOTE 6.1: CURRENT ASSETS - RECEIVABLES

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Interest receivable	**50,284**	23,047	**46,268**	20,804
Loans receivable from:				
- controlled entities	**-**	-	**-**	251,348
- associates	**289,729**	299,805	**289,729**	299,805
Other receivables	**131,126**	97,405	**11,000**	-
	471,139	420,257	**346,997**	571,957

Interest receivable

The carrying amount of interest receivable approximates net fair values.

Other receivables

The receivables comprise sundry debtors and are subject to normal terms of settlement within 60 days.

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

NOTE 6.2: NON-CURRENT ASSETS - RECEIVABLES

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Loans to controlled entities	-	-	12,001,548	5,600,000
Provision for doubtful debts	-	-	(12,001,548)	(5,600,000)
	-	-	-	-

NOTE 7: CURRENT ASSETS – OTHER

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Prepayments	113,044	80,545	53,818	45,833
GST Claimable	-	66,995	13,444	7,748
	113,044	147,540	67,262	53,581

NOTE 8: NON-CURRENT ASSETS – PLANT AND EQUIPMENT

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Plant and equipment (at cost)	2,572,255	2,418,301	-	-
Less: Accumulated depreciation	(1,207,990)	(668,901)	-	-
	1,364,265	1,749,400	-	-
Plant and equipment under finance lease	320,000	320,000	-	-
Less: Accumulated amortisation	(128,000)	(64,000)	-	-
	192,000	256,000	-	-
	1,556,265	2,005,400	-	-

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

Reconciliations

Reconciliations of the carrying amounts of plant & equipment at the beginning and end of the current financial year are set out below.

	PLANT & EQUIPMENT	
	2004	**2003**
	$	**$**
Consolidated		
Carrying amount at 1 July	**2,005,400**	947,581
Additions	**153,954**	1,930,181
Disposals	**-**	(25,513)
Depreciation and amortisation	**(603,089)**	(604,642)
Elimination on Deconsolidation	**-**	(242,207)
Carrying amount at 30 June	**1,556,265**	2,005,400

NOTE 9: NON-CURRENT ASSETS - INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	CONSOLIDATED	
	2004	**2003**
	$	**$**
Shares in associated entities	**692,194**	250,700

Shares in associates

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity (see Note 10).

	CONSOLIDATED	
	2004	**2003**
	$	**$**
Movements in the carrying amounts of investments in associates		
Carrying amount at the beginning of the financial year	**250,700**	-
Acquisition of investment in associates – 27 March 2003	**-**	3,868,048
Gain on issue of equity by associate	**575,610**	-
Share of losses from ordinary activities after income tax	**(193,436)**	(3,570,739)
Foreign currency reserve (note 16)	**59,320**	(46,609)
Carrying amount at the end of the financial year	**692,194**	250,700

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

NOTE 10: NON-CURRENT ASSETS - OTHER FINANCIAL ASSETS

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Other non-traded Investments				
Shares in controlled entities – at cost	-	-	**17,500,106**	17,500,106
Provision for diminution in value	-	-	**(17,500,106)**	(17,500,106)
Shares in associated entities – at cost	-	-	**3,868,048**	3,868,048
	-	-	**3,868,048**	3,868,048

At 30 June 2004, directors undertook to assess the recoverable amount of the parent entity's investments in its subsidiaries. Each subsidiary has a value which is directly linked to the potential cash flows which may be derived from the outcome of their respective research and development activities. At 30 June 2004, directors have assessed that there is not sufficient certainty with respect to those potential future cash flows to warrant the deferral of research and development expenditure (the recovery of which is not assured beyond reasonable doubt) and similarly, to support the carrying value of the parent entity's investments in its subsidiaries. As a result the carrying value of the parent entity's investments in its subsidiaries has been written down to nil as at 30 June 2004.

The directors have undertaken to review the current value of the parent entity's investment in its associate, namely Dendritic Nanotechnologies, Inc., and have assessed that as at 30 June 2004 the carrying amount of that investment is not stated in excess of its recoverable amount.

NOTE 11: CURRENT LIABILITIES – PAYABLES

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Trade creditors	**428,918**	669,586	**128,273**	104,544
Loans payable to:				
- controlled entities	-	-	**394,440**	107,918
GST Payable	**16,990**	51,223	-	-
	445,908	720,809	**522,713**	212,462

NOTE 12: CURRENT LIABILITIES – PROVISIONS

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Employee entitlements	**249,015**	205,729	-	-

NOTE 13: CURRENT LIABILITIES – OTHER

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Deferred Grant Income	-	282,243	-	-

NOTE 14.1: CURRENT LIABILITIES – INTEREST-BEARING LIABILITIES

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Finance lease liability (secured)	60,007	60,007	-	-

NOTE 14.2: NON-CURRENT LIABILITIES – INTEREST-BEARING LIABILITIES

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Finance lease liability (secured)	143,516	203,522	-	-

NOTE 15: CONTRIBUTED EQUITY

	PARENT ENTITY		PARENT ENTITY	
	2004	2003	2004	2003
	SHARES	SHARES	$	$
(a) Share Capital				
Ordinary shares - fully paid	111,235,000	88,900,000	46,821,956	33,034,058
Former share premium account included in equity			2,500,000	2,500,000

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

(b) Movements in ordinary contributed capital of the company during the past two years were as follows:

DATE	DETAILS	NUMBER OF SHARES	ISSUE PRICE	$
1 July 2002	Balance	88,900,000		33,034,058
10 September 2003	Share Issue	13,335,000	$0.52	6,934,200
	Less: Issue Costs			(328,418)
18 March 2004	Share Issue	9,000,000	$0.84	7,560,000
	Less: Issue Costs			(377,884)
30 June 2004	Balance	111,235,000		46,821,956

Share rights

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

As at 30 June 2004 there were 111,235,000 issued ordinary shares.

Options

Information relating to the Starpharma Holdings Limited Employee Share Option Plan, including details of options issued, exercised and expired during the financial year and options outstanding at the end of the financial year are set out in Note 20, 27 and 28.

Share placement options

The Company announced a share placement of 9,000,000 new shares to leading Australian and international institutional investors on 18 March 2004. Subscribers to this placement were invited to apply for variable priced options on a 1:2 basis and as a result 4,500,000 share options were issued. Particulars of these options are described in Note 28.

NOTE 16: RESERVES

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Foreign currency translation reserve	12,709	(46,609)	-	-
Foreign currency translation reserve				
Opening Balance	(46,609)	-	-	-
Net exchange differences on translation of results of associated entity	59,318	(46,609)	-	-
Closing Balance	12,709	(46,609)	-	-

Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in note 1(p).

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

NOTE 17: ACCUMULATED LOSSES

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Accumulated losses at beginning of the year	(23,744,319)	(16,024,536)	(22,008,014)	(17,041,417)
Net loss for the year	(5,497,850)	(7,719,783)	(6,529,779)	(4,966,597)
Accumulated losses at end of the year	(29,242,169)	(23,744,319)	(28,537,793)	(22,008,014)

NOTE 18: COMMITMENTS FOR EXPENDITURE

Lease commitments

Commitments in relation to leases contracted are payable as follows:

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Not later than one year	376,234	358,226	-	-
Later than one year and not later than five years	214,341	569,659	-	-
Later than five years	-	-	-	-
Less Future finance charges	(12,477)	(24,471)	-	-
	578,098	903,414	-	-
Representing:				
Cancellable operating leases	374,575	639,885	-	-
Finance lease	203,523	263,529	-	-
	578,098	903,414	-	-

Operating Lease commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Not later than one year	304,234	286,226	-	-
Later than one year and not later than five years	70,341	353,659	-	-
Later than five years	-	-	-	-
Representing cancellable operating leases	374,575	639,885	-	-

Finance Lease commitments

Commitments in relation to finance leases are payable as follows:

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	**2004**	2003
	$	$	**$**	$
Not later than one year	**72,000**	72,000	-	-
Later than one year and not later than five years	**144,000**	216,000	-	-
Less Future finance charges	**(12,477)**	(24,471)	-	-
	203,523	263,529	-	-
Representing finance lease liabilities				
Current (Note 14.1)	**60,007**	60,007	-	-
Non-Current (Note 14.2)	**143,516**	203,522	-	-
	203,523	263,529	-	-

The weighted average interest rate implicit in the lease is 6.26% (2003: 6.26%).

NOTE 19: CONTROLLED AND ASSOCIATED ENTITIES

Investments in Controlled Entities

	COUNTRY OF INCORPORATION	CLASS OF SHARES	2004 EQUITY HOLDING	2003 EQUITY HOLDING	COST OF PARENT ENTITY'S HOLDING INVESTMENT 2004 $	COST OF PARENT ENTITY'S HOLDING INVESTMENT 2003 $
Starpharma Pty. Limited	Australia	Ordinary	100%	100%	9,900,001	9,900,001
Angiostar Pty. Limited	Australia	Ordinary	100%	100%	3,300,005	3,300,005
Viralstar Pty. Limited	Australia	Ordinary	100%	100%	4,300,000	4,300,000
Preclin Pty. Limited	Australia	Ordinary	100%	100%	100	100
					17,500,106	17,500,106

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity. Information relating to the associates is set out below.

Investments in Associated Entities

	COUNTRY OF INCORPORATION	CLASS OF SHARES	2004 EQUITY HOLDING	2003 EQUITY HOLDING	COST OF PARENT ENTITY'S HOLDING INVESTMENT 2004 $	COST OF PARENT ENTITY'S HOLDING INVESTMENT 2003 $
Dendritic Nanotechnologies, Inc.	USA	Ordinary	44.54%	49.99%	3,868,048	3,868,048

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

	CONSOLIDATED	
	2004	2003
	$	$
Movements in carrying amounts of investments in associates		
Carrying amount at the beginning of the financial year	250,700	-
Acquisition of investments in associates	-	3,868,048
Gain on issue of equity by associate	575,610	-
Share of losses from ordinary activities after related income tax	(193,436)	(3,570,739)
Foreign currency reserve	59,320	(46,609)
Carrying amount at the end of the financial year	692,194	250,700
Reserves attributable to associates		
Foreign currency reserve		
Balance at the beginning of the financial year	(46,609)	-
Net exchange differences on translation of results of associated entity	59,318	(46,609)
Balance at the end of the financial year	12,709	(46,609)
Summary of the performance and financial position of associates		
Profits/(Loss) from ordinary activities after related income tax expense	(427,618)	(533,075)
Assets	1,967,538	837,787
Liabilities	533,566	40,090

Loss of Control of Dendritic Nanotechnologies Ltd

On 27th March 2003 the controlled entity Dendritic Nanotechnologies Pty Ltd ("DNT Pty Ltd") became a wholly owned subsidiary of the US entity Dendritic Nanotechnologies Inc. ("DNT Inc"). The Company acquired 49.99% of the issued shares in DNT Inc in exchange for its shares in DNT Pty Ltd which has subsequently been reduced to 44.54% as a result of the issue of new equity by DNT Inc. The revenues and expenses of DNT Pty Ltd have been included in the consolidated results from the beginning of the prior period until 27th March 2003. The Directors of the Company have resolved that control in DNT Pty Ltd ceased on 27th March 2003 and that the accounts of DNT Pty Ltd and DNT Inc be accounted for using equity accounting principles from that date.

NOTE 20: DIRECTOR AND EXECUTIVE DISCLOSURES

Directors

The following persons were directors of Starpharma Holdings Limited during the financial year:

Chairman – non-executive

P T Bartels (from 6 August 2003)

R J D Oliver (until 6 August 2003)

Executive directors

J W Raff, Chief Executive Officer

Non-executive directors

P M Colman

R Dobinson

L Gorr

P J Jenkins

Executives (other than directors) with the greatest authority for strategic direction and management

The following persons were the executives with the greatest authority for the strategic direction and management of the consolidated entity ('specified executives") during the financial year:

NAME	POSITION
O T Grogan	VP – Commercial Development & Licensing
A Szabo	VP – Business Development (commenced employment 18 March 2004)
B P Rogers	Company Secretary
T D McCarthy	Development Manager
G Y Krippner	Head of Chemistry
J R Paull	Manager, QA & Regulatory Affairs Manager, (from 1 October 2003)
B Braggs	Scientific Affairs Manager (ceased employment 3 October 2003)

Principles used to determine the nature and amount of remuneration

The remuneration and nomination committee, consisting of three independent non-executive directors, advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Non-executive directors

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. These fees and payments are reviewed annually by the Board. The Chairman's fees are determined independently to the fees of non-executive directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration. Non-executive directors do not receive share options or bonuses.

Non-executive directors' fees were last reviewed with effect from 1 January 2004. Fees consist of a base yearly amount plus additional amounts for membership of board committees or membership of boards of associated entities.

Non-executive directors' fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The aggregate amount currently stands at $350,000 which was approved by shareholders on 19 November 2003.

Executive remuneration

Remuneration and other terms of employment for the Chief Executive Officer and certain other senior executives are formalised in service agreements.

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the Group's operations. As well as a base salary, remuneration packages include superannuation, retirement and termination entitlements, performance-related bonuses and fringe benefits. Factors taken into account in determining remuneration packages include demonstrated record of performance, internal relativities, data from a national biotechnology salary survey and the Company's ability to pay. Bonuses are paid to executives as a reward for performance beyond normal expectations associated with their position. Milestones are set during the annual performance review process, and if these milestones are exceeded then a bonus may be granted. The overall level of bonuses paid by the Company each year is determined by the remuneration and nomination committee after considering a recommendation from the CEO. Executives may also be offered share options as recognition for specific achievements or contributions.

Performance review and development

Executives and other staff participate in a two stage performance review and development process consisting of an objectives planning and development session at the commencement of the annual cycle and a performance and pay review towards the end of the cycle.

Details of remuneration

Details of the nature and amount of each element of the remuneration of each director of Starpharma Holdings Limited and each of the seven specified officers of the Company and the consolidated entity are set out in the following tables.

Non-executive directors of Starpharma Holdings Limited

2004	PRIMARY		POST-EMPLOYMENT	EQUITY	
	CASH SALARY & FEES	NON-MONETARY BENEFITS	SUPER-ANNUATION	OPTIONS	TOTAL
NAME	$	$	$	$	$
R J Oliver (From 1/7/2003 – 6/8/2003)	3,500	-	-	-	3,500
P T Bartels (From 6/8/2003)	38,733	-	40,000	-	78,733
P M Colman	29,817	-	2,683	-	32,500
R Dobinson	29,817	-	2,683	-	32,500
L Gorr	29,817	-	2,683	-	32,500
P J Jenkins	29,817	-	2,683	-	32,500
TOTAL:	161,501	-	50,732	-	212,233

2003	PRIMARY		POST-EMPLOYMENT	EQUITY	
	CASH SALARY & FEES	NON-MONETARY BENEFITS	SUPER-ANNUATION	OPTIONS	TOTAL
NAME	$	$	$	$	$
R J Oliver	35,000	-	-	-	35,000
P M Colman	23,148	-	1,852	-	25,000
R Dobinson	23,148	-	1,852	-	25,000
L Gorr	23,148	-	1,852	-	25,000
P J Jenkins	23,148	-	1,852	-	25,000
TOTAL:	127,592	-	7,408	-	135,000

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

Executive directors of Starpharma Holdings Limited

2004	PRIMARY			POST-EMPLOYMENT	EQUITY	
	CASH SALARY & FEES	CASH BONUS	NON-MONETARY BENEFITS	SUPER-ANNUATION	OPTIONS	TOTAL
NAME	$	$	$	$	$	$
J W Raff	299,368	-	22,572	46,520	-	368,460

2003	PRIMARY			POST-EMPLOYMENT	EQUITY	
	CASH SALARY & FEES	CASH BONUS	NON-MONETARY BENEFITS	SUPER-ANNUATION	OPTIONS	TOTAL
NAME	$	$	$	$	$	$
J W Raff	215,967	-	36,172	38,500	-	290,639

Other executives of Starpharma Holdings Limited or subsidiary companies

2004	PRIMARY			POST-EMPLOYMENT	EQUITY	
	CASH SALARY & FEES	CASH BONUS	NON-MONETARY BENEFITS	SUPER-ANNUATION	OPTIONS	TOTAL
NAME	$	$	$	$	$	$
O T Grogan *VP – Commercial Development & Licensing*	133,085	-	16,172	23,156	-	172,413
A Szabo *VP – Business Development*	30,628	-	-	2,756	389	33,773
B P Rogers *Company Secretary*	92,970	-	22,508	18,767	17,122	151,367
T D McCarthy *Development Manager*	81,262	10,000	18,733	17,888	7,783	135,666
G Y Krippner *Head of Chemistry*	89,385	-	8,902	9,690	15,566	123,543
J R Paull *Manager, QA & Regulatory Affairs*	84,929	6,205	-	8,202	6,226	105,562
B Braggs *Scientific Affairs Manager (until 3 October 2003)*	34,571	10,000	-	6,370	-	50,941
TOTAL:	546,830	26,205	66,315	86,829	47,086	773,265

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

Remuneration of individual specified executives for the year ended 30 June 2003 is set out below. In some cases different individuals are included from those specified in the year ended 30 June 2004.

2003	PRIMARY			POST-EMPLOYMENT	EQUITY	
	CASH SALARY & FEES	CASH BONUS	NON-MONETARY BENEFITS	SUPER-ANNUATION	OPTIONS	TOTAL
NAME	$	$	$	$	$	$
O T Grogan *VP – Commercial Development & Licensing*	121,793	20,500	36,459	20,307	49,894	248,953
B P Rogers *Company Secretary*	88,260	-	33,735	18,112	-	140,107
T D McCarthy *Development Manager*	71,908	500	29,475	14,908	42,820	159,611
B Braggs *Scientific Affairs Manager*	91,585	500	1,533	21,161	8,210	122,989
TOTAL:	373,546	21,500	101,202	74,488	100,924	671,660

Service Agreements

Remuneration and other terms of employment for the CEO and the specified executives are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, and other benefits including participation, when eligible, in the Starpharma Holdings Employee Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

J W Raff *Chief Executive Officer*

- No fixed term of agreement
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $368,460, to be reviewed annually by the remuneration committee.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to one months total remuneration package.

O T Grogan *VP – Commercial Development & Licensing*

- No fixed term of agreement
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $172,413, to be reviewed annually by the remuneration committee.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

A Szabo *VP – Business Development* (from 20 April 2004)

- No fixed term of agreement
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $33,384, to be reviewed annually by the remuneration committee.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

B P Rogers *Company Secretary*

- No fixed term of agreement
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $134,245, to be reviewed annually by the remuneration committee.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

T D McCarthy *Development Manager*

- No fixed term of agreement
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $127,883, to be reviewed annually by the remuneration committee.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

G Y Krippner *Head of Chemistry*

- No fixed term of agreement
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $107,977, to be reviewed annually by the remuneration committee.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

J R Paull *Manager, QA & Regulatory Affairs* (from 1 October 2003 – 30 June 2004)

- No fixed term of agreement
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $99,336, to be reviewed annually by the remuneration committee.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

B Braggs *Scientific Affairs Manager* (from 1 July 2003 – 3 October 2003)

- No fixed term of agreement
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $50,941 (for the period ended 3 October 2003).
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

Share-based compensation

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

GRANT DATE	EXPIRY DATE	EXERCISE PRICE	VALUE PER OPTION AT GRANT DATE	DATE EXERCISABLE
31 Jan 01	31 Dec 05	$0.9375	0.33	1 Jan 03
12 Apr 02	11 Apr 07	$0.9375	0.53	12 Apr 03
8 Feb 04	8 Feb 09	$0.9375	0.46	9 Feb 06
1 Jul 04	1 Jul 09	$0.9375	0.06	1 Jul 06

Share options granted to directors and specified executives

Options over unissued ordinary shares of Starpharma Holdings Limited granted during or since the end of the financial year to any of the directors or the specified executives of the Company and consolidated entity with greatest authority as part of their remuneration were as follows:

	OPTIONS GRANTED	DATE GRANTED
G Y Krippner, *Head of Chemistry*	200,000	8 Feb 04
T D McCarthy, *Development Manager*	100,000	8 Feb 04
J R Paull, *Manager – QA & Regulatory Affairs*	80,000	8 Feb 04
B P Rogers, *Company Secretary*	220,000	8 Feb 04
A Szabo, *VP – Business Development*	5,000	8 Feb 04
A Szabo, *VP – Business Development*	100,000	1 Jul 04

The options were granted under the Starpharma Holdings Limited Employee Share Option Plan (ASX code SPLAM) on the dates indicated.

Option holdings

The numbers of options over ordinary shares in the company held during the financial year by each director of Starpharma Holdings Limited and each of the specified executives of the consolidated entity, including their personally-related entities, are set out below.

NAME	BALANCE AT THE START OF THE YEAR	GRANTED DURING THE YEAR AS REMUNERATION	EXERCISED DURING THE YEAR	OTHER CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR	VESTED & EXERCISABLE AT THE END OF THE YEAR
Directors of Starpharma Holdings Limited						
R J Oliver	-	-	-	-	-	-
P T Bartels	-	-	-	-	-	-
P M Colman	-	-	-	-	-	-
R Dobinson	-	-	-	-	-	-
L Gorr	-	-	-	-	-	-
P J Jenkins	-	-	-	-	-	-
J W Raff	-	-	-	-	-	-

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

NAME	BALANCE AT THE START OF THE YEAR	GRANTED DURING THE YEAR AS REMUNERATION	EXERCISED DURING THE YEAR	OTHER CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR	VESTED & EXERCISABLE AT THE END OF THE YEAR
Specified executives of the consolidated entity						
O T Grogan	200,000	-	-	-	200,000	200,000
A Szabo	-	5,000	-	-	5,000	-
B P Rogers	-	220,000	-	-	220,000	-
T D McCarthy	120,000	100,000	-	-	220,000	120,000
G Y Krippner	-	200,000	-	-	200,000	-
J R Paull	20,000	80,000	-	-	100,000	20,000
Belinda Braggs	20,000	-		(20,000)	-	-

Share holdings

The numbers of shares in the company held during the financial year by each director of Starpharma Holdings Limited and each of the specified executives of the consolidated entity, including their personally-related entities, are set out below.

NAME	BALANCE AT THE START OF THE YEAR	RECEIVED DURING THE YEAR ON THE EXERCISE OF OPTIONS	OTHER CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR
Directors of Starpharma Holdings Limited				
Ordinary shares				
R J D Oliver	4,929,500	-	(1,181,750)	3,747,750
P T Bartels	-	-	80,000	80,000
P M Colman	5,982,482	-	-	5,982,482
R Dobinson	4,705,289	-	(1,199,313)	3,505,976
L Gorr	5,825,300	-	(264,800)	5,560,500
P J Jenkins	1,824,000	-	415,500	2,239,500
J W Raff	4,161,081	-	1,316,250	5,477,331
Specified executives of the consolidated entity				
Ordinary shares				
O T Grogan	6,200	-	-	6,200
A Szabo	-	-	-	-
B P Rogers	41,700	-	-	41,700
T D McCarthy	4,000	-	-	4,000
G Y Krippner	-	-	-	-
J R Paull	-	-	-	-
Belinda Braggs	-	-	-	-

NOTE 21: CASH FLOW INFORMATION

Reconciliation of net cash flows from operating activities to operating profit/(loss) after income tax

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Operating loss after income tax:	(5,497,850)	(7,544,721)	(6,529,779)	(4,966,597)
Depreciation and amortisation:	603,089	604,642	-	-
Change in operating assets and liabilities, net of effects of acquisitions and disposals of entities				
(Increase) decrease in receivables and other Assets	(16,386)	86,435	(40,072)	(213,842)
Increase (decrease) in trade creditors	(274,902)	(484,048)	323,637	(59,619)
Increase (decrease) in employee provisions	43,286	27,364	-	-
Increase (decrease) in deferred income	(282,243)	111,484	-	-
Gain (loss) on deconsolidation	(382,174)	230,530	-	-
Gain on sale of property, plant and equipment	-	(14,898)	-	-
Gain on sale of investment	-	-	-	(1,360,388)
Provision for doubtful debts	-	-	6,401,548	5,600,000
Write down of investments in controlled entities	-	-	-	1,000,000
Net cash inflows/(outflows) from operating activities	(5,807,180)	(6,983,212)	155,334	(446)

NOTE 22: EVENTS SUBSEQUENT TO BALANCE DATE

There have been no significant events subsequent to balance date.

NOTE 23: RELATED PARTIES

Directors

The names of persons who were directors of Starpharma Holdings Limited at any time during the financial year are as follows:
P T Bartels, P M Colman, R Dobinson, L Gorr, P J Jenkins, R J D Oliver and J W Raff. All of these persons were also directors during the year ended 30 June 2002 with the exception of P T Bartels who became a director of the Company on 6 August 2003.
R J D Oliver ceased being a director of the Company on 6 August 2003.

Details of directors' remuneration are set out in Note 20.

Transactions with Directors and Director-related Entities

For part of the year, a director, Prof P M Colman was a Director of The Biomolecular Research Institute Limited, which provided some administrative services to the consolidated entity. All such dealings with the consolidated entity are in the ordinary course of business and on normal terms and conditions.

A director, Mr L Gorr is a partner of the firm, Herbert Geer & Rundle, which rendered legal services to the consolidated entity. All such dealings with the consolidated entity are in the ordinary course of business and on normal terms and conditions.

Aggregate amounts of each of the above types of transactions with Directors and their Director-related entities are:

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Contract research and research management services	-	-	-	-
Administrative Services	30,526	46,880	-	-
Consulting services	-	41,643	-	-
Legal fees	35,356	15,070	-	-

Apart from the above no director has entered into a material contract with the consolidated entity since the end of the previous financial year and there were no material contracts involving directors' interests subsisting at year end.

Wholly owned group

The wholly-owned group consists of Starpharma Holdings Limited and its wholly-owned controlled entities, Angiostar Pty. Limited, Starpharma Pty. Limited, Viralstar Pty. Limited and Preclin Pty. Limited. Ownership interests in these controlled entities are set out in note 19.

Transactions between Starpharma Holdings Limited and other entities in the wholly-owned group during the year 30 June 2004 consisted of:

- loans advanced by Starpharma Holdings Limited;
- loans repaid to Starpharma Holdings Limited;

The above transactions were made on normal commercial terms and conditions. However, there are no fixed terms for the repayment of principle on loans advanced by Starpharma Holdings Limited.

The aggregate amount receivable by the parent entity from entities in the wholly-owned group at balance date is $12,001,548 (2003: $5,851,348).

The aggregate amount payable by the parent entity to entities in the wholly owned group at balance date is $394,440 (2003: $107,918).

The parent entity has raised an additional doubtful debt provision of $6,401,548 (2003: $5,600,000) resulting in the closing balance of the doubtful debt provision of $12,001,548 (2003: $5,600,000) attributable to receivables from controlled entities and has written down the carrying value of its investments in its wholly owned subsidiaries to nil. The investment write down for 2004 is $nil (2003: $1,000,000) - refer note 3.

Controlling entity

The ultimate parent entity in the wholly owned group is Starpharma Holdings Limited.

Associates

The aggregate amount receivable by the parent entity from associated entities at balance date is $289,729 (2003: $299,805) – refer note 6.1.

NOTE 24: FINANCIAL INSTRUMENTS

(a) Credit risk exposures

The credit risk on the financial assets of the Company and consolidated entity which have been recognised on the balance sheet is generally the carrying amount of those financial assets net of any provisions where raised.

(b) Interest rate risk

The Company's and consolidated entity's exposure to interest rate risk is limited to that exposure which arises from the holding of cash balances and bills of exchange. Interest is earned on cash balances at the prevailing floating rate, which at 30 June 2004 was 5.37% (2003:between 4.70% and 4.75%) and on bills of exchange at 5.37% (2003: 4.75%). Cash balances are at call and bills of exchange have a maturity of no more than 60 days. The finance lease on property plant and equipment has an implicit interest rate of 6.26%. All other financial assets and liabilities are non interest bearing.

(c) Carrying amounts and net fair values of financial asset and liabilities

The Company's and the consolidated entity's balance sheet reflect net assets. All balances stated in these balance sheets are, respectively, considered to form part of the Company's and the consolidated entity's net financial assets and liabilities with the exception of property, plant and equipment assets, other receivables, employee entitlement liabilities and investments in subsidiary companies (where included therein).

The carrying value of financial assets and liabilities as stated in the Company's and consolidated entity's balance sheets is equivalent to the net fair value of those financial assets and liabilities.

NOTE 25: NON-CASH FINANCING ACTIVITIES

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Acquisition of plant and equipment by means of finance leases	-	320,000	-	-

NOTE 26: SEGMENT INFORMATION

Business Segments

The consolidated entity operates in the following business segments:

- Virology – development and commercialisation of dendrimers for prevention and treatment of virus diseases, particularly sexually transmitted diseases.
- Angiogenesis – development and commercialisation of dendrimers that inhibit angiogenesis.
- Other Pharmaceuticals – development of dendrimers with novel pharmaceutical activity.

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

Geographical Segments

The consolidated entity operated in one geographical segment, namely Australia, during the year ending 30 June 2004, although the Group does have exposure in the USA due to its investment in Dendritic Nanotechnologies, Inc. During the previous year, the consolidated entity operated in two geographical locations, namely Australia and USA.

Equity Accounted Investment

The consolidated entity owns 44.54% of Dendritic Nanotechnologies, Inc., a research, development and commercialisation company located in Michigan, USA which in the determination of the full-year result to and balance sheet as at 30 June 2004, is accounted for using the equity method. As at the year ended 30 June 2003, the consolidated entity owned 49.99% of Dendritic Nanotechnologies, Inc.

Prior Year Comparison

The consolidated entity owned 55% of Dendritic Nanotechnologies Ltd. in the previous year up until 27 March 2003. During the period 1 July 2002 to 27 March 2003, Dendritic Nanotechnologies Ltd's results entered into the determination of the consolidated entity's result. Subsequent to 27 March 2003, Dendritic Nanotechnologies Ltd and its parent entity, Dendritic Nanotechnologies, Inc, have been accounted for as associate entities.

Segment Information for Year Ending 30 June 2004

PRIMARY BASIS – BUSINESS SEGMENTS	VIROLOGY	ANGIOGENESIS	OTHER PHARMACEUTICALS	DENDRITIC NANOTECHNOLOGIES	UNALLOCATED	CONSOLIDATED TOTAL
REVENUE						
External Revenue	-	656,148	47,012	-	687,443	1,390,603
Total Segment Revenue	-	656,148	47,012	-	687,443	1,390,603
ASSOCIATED ENTITIES						
Share of results of associates accounted for using the equity method	-	-	-	382,174	-	-
SEGMENT RESULT						
Profit/(Loss) from Ordinary Activities before Income Tax	(2,347,094)	(1,104,520)	(1,760,994)	-	285,242	(5,497,850)
DEPRECIATION & AMORTISATION						
Depreciation	271,390	271,390	60,309	-	-	603,089
LIABILITIES						
Total Segment Liabilities	-	-	-	-	898,446	898,446
ASSETS						
Total Segment Assets	832,824	832,824	185,071	981,923	15,658,300	18,490,942
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD						
Property, Plant & Equipment	69,279	69,279	15,396	-	-	153,954
Investments in Associates	-	-	-		692,194	692,194

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

Segment Information for Year Ending 30 June 2003

PRIMARY BASIS – BUSINESS SEGMENTS	VIROLOGY	ANGIOGENESIS	OTHER PHARMACEUTICALS	DENDRITIC NANOTECHNOLOGIES	UNALLOCATED	CONSOLIDATED TOTAL
REVENUE						
External Revenue	134,700	704,551	-	77,627	568,029	1,484,907
Total Segment Revenue	134,700	704,551	-	77,627	568,029	1,484,907
ASSOCIATED ENTITIES						
Share of results of associates accounted for using the equity method	-	-	-	(230,530)	-	-
SEGMENT RESULT						
Profit/(Loss) from Ordinary Activities before Income Tax	(3,216,985)	(966,975)	(1,689,574)	(2,118,634)	272,385	(7,719,783)
DEPRECIATION & AMORTISATION						
Depreciation	241,411	241,411	53,649	68,171	-	604,642
LIABILITIES						
Total Segment Liabilities	-	282,243	-	-	1,190,067	1,472,310
ASSETS						
Total Segment Assets	1,023,026	1,023,026	227,340	550,505	7,891,543	10,715,440
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD						
Property, Plant & Equipment	868,581	868,581	193,019	-	-	1,930,181
Investments in Associates	-	-	-	250,700	-	250,700

SECONDARY BASIS – GEOGRAPHIC SEGMENTS	AUSTRALIA	USA	CONSOLIDATED TOTAL
REVENUE			
External Revenue	1,407,280	77,627	1,484,907
SEGMENT RESULT			
Profit/(Loss) from Ordinary Activities before Income Tax	(5,601,149)	(2,118,634)	(7,719,783)
ASSETS			
Total Segment Assets	10,715,440	-	10,715,440
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD			
Property, Plant & Equipment	1,930,181	-	1,930,181

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

NOTE 27: EMPLOYEE ENTITLEMENTS

(a) Employee and related on costs liabilities

	CONSOLIDATED		PARENT ENTITY	
	2004	2003	2004	2003
	$	$	$	$
Provision for employee entitlements current (Note 12)	249,015	205,729	-	-

	2004	2003	2004	2003
	NUMBER	NUMBER	NUMBER	NUMBER
Employee Numbers				
Number of employees at the reporting date	30	21	-	-

(b) Employee Option Plans

(i) Starpharma Holdings Limited Executive and Employee Option Plan

The establishment of the Starpharma Holdings Limited Executive and Employee Option Plan was approved by members at the annual general meeting held on 25 November 1999.

Under the plan, directors of the parent entity may from time to time determine that an eligible person is entitled to participate in the plan and will determine the number of employee options which may be granted to that person or any associate of that person. In making these determinations the directors are required to have regard to the person's

- length of service with the consolidated entity;
- record of employment with the consolidated entity;
- potential contribution to the future growth of the consolidated entity; and

to any other matters which tend to warrant the person's participation in the plan.

Under the plan, eligible persons include employees of the consolidated entity, including directors and consultants acting in management roles.

A total of 590,000 options were issued under the plan to 7 employees. Subsequent to the 4 for 1 share subdivision on 6 April 2000, the number of options on issue was adjusted on a consistent basis, resulting in 2,360,000 options on issue. The options were issued for no consideration and were capable of being exercised no earlier than 1 February 2002. Following the share subdivision, the exercise price of the options was reduced from $3.75 to $0.9375.

These options expired on 28 September 2002 without being exercised.

(ii) Starpharma Holdings Limited Employee Share Option Plan

The establishment of the Starpharma Holdings Limited Employee Share Option Plan was approved by shareholders at the Annual General Meeting held on 16 November 2000. All full time or part time employees and directors of the Company or associated companies are eligible to participate in the Plan.

The object of the Plan is to assist in the recruitment, reward, retention and motivation of employees of the Company.

Options are granted under the plan for no consideration.

Options granted under the plan carry no dividend or voting rights.

Each Option is personal to the Participant and is not transferable, transmissible, assignable or chargeable, except in accordance with clause 5.2 or clause 5.3 of the Plan, or with the prior written consent of the Committee.

Each option is convertible into one ordinary share by the Participant giving to the Company a notice specifying that it exercises the option accompanied by:

(a) the Option Certificate; and

(b) payment of the full amount of the Exercise Price by cheque made out in favour of the Company.

A total of 300,000 options were granted under the Plan on 7 February 2001. Of these, 60,000 lapsed on cessation of employment of the participant leaving 240,000 of these options on issue. These options were issued for no consideration and may be exercised on or before 31 December 2005. The exercise price under the plan is 93.75 cents per share.

A total of 240,000 options were granted under the plan on 12 April 2002. Of these, 20,000 lapsed on cessation of employment of the participant leaving 220,000 of these options on issue. These options were issued for no consideration and may be exercised on or before 11 April 2007. The exercise price under the plan is 93.75 cents per share.

A total of 200,000 options were granted under the plan on 21 June 2002. These options were issued for no consideration and may be exercised on or before 30 June 2007. The exercise price under the plan is 93.75 cents per share.

A total of 200,000 options were granted under the plan on 6 February 2004. These options were issued for no consideration and may be exercised on or before 31 December 2008. The exercise price under the plan is 73.00 cents per share except where indicated above.

A total of 749,000 options were granted under the plan on 8 February 2004. These options were issued for no consideration and may be exercised on or before 8 February 2009. The exercise price under the plan is 93.75 cents per share.

At 30 June 2004 the total number of unissued shares under these options was 1,609,000.

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2004

NOTE 28: EARNINGS PER SHARE

	CONSOLIDATED	
	2004 CENTS	2003 CENTS
Basic Earnings/(Loss) per share	(5.38)	(8.68)
Diluted Earnings/(Loss) per Share	(5.38)	(8.68)

	2004 NUMBER	2003 NUMBER
Weighted average number of shares used as the denominator		
Weighted average number of shares used as the denominator in calculating basic earnings per share	102,169,098	88,900,000

Potential ordinary shares not considered dilutive:
As at the 30 June 2004, the Company had on issue:

240,000 options over unissued capital exercisable on or before 31 December 2005 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

220,000 options over unissued capital exercisable on or before 11 April 2007 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

200,000 options over unissued capital exercisable on or before 30 June 2007 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

200,000 options over unissued capital exercisable on or before 31 December 2008 at the price of 73.00 cents per ordinary share. These options are not considered dilutive.

749,000 options over unissued capital exercisable on or before 8 February 2009 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

4,500,000 options expiring 31 March 2005 exercisable at $1.00 if exercised before 30 September 2004 and at $1.25 if exercised between 1 October 2004 and 31 March 2005 (as described in Note 15).

Directors' Declaration

The directors declare that the financial statements and notes set out on pages 25 to 59:

(a) Comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) Give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2004 and of their performance, as represented by the results of their operation and their cash flows, for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the Starpharma Holdings Limited will be able to pay its debts as and when they become due and payable.

This statement is made in accordance with a resolution of the directors.

Peter T Bartels *AO*
DIRECTOR

Melbourne, 29 September 2004

Independent Audit Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

333 Collins Street,Melbourne VIC 3000
GPO Box 1331L, Melbourne VIC 3001
DX 77 Melbourne Australia
www.pwcglobal.com/au
Telephone +61 3 8603 1000
Facsimile +61 3 8603 1999
Direct Phone 8603-3859
Direct Fax 8603-3461

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF STARPHARMA HOLDINGS LIMITED

AUDIT OPINION

In our opinion, the financial report of Starpharma Holdings Limited:

- gives a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Starpharma Holdings Limited and the Starpharma Group (defined below) as at 30 June 2004, and of their performance for the year ended on that date, and
- is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

SCOPE

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Starpharma Holdings Limited (the company) and the Starpharma Group (the consolidated entity), for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.
While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

PricewaterhouseCoopers
Melbourne, 28 September 2004
Liability is limited by the Accountant's Scheme under the Professional Standards Act 1994 (NSW)

John Yeoman
PARTNER

Shareholder Information

Supplementary information as required by Australian Stock Exchange listing requirements.

A. *Distribution of equity shareholders*

Analysis of numbers of equity security holders by size of holding as at 23rd September 2004

	CLASS OF EQUITY SECURITY	
	ORDINARY SHARES	
	SHARES	OPTIONS
1 – 1,000	166	-
1,001 - 5,000	783	5
5,001 - 10,000	469	13
10,001 - 100,000	694	26
100,001 and over	104	14
	2,216	58

As at 23rd September 2004 there were 36 holders of less than a marketable parcel of ordinary shares.

B. *Equity security holders*

Twenty largest security holders

Top 20 shareholders as at 23rd September 2004:

	ORDINARY SHARES	
	NUMBER HELD	PERCENTAGE OF ISSUED SHARES
National Nominees Ltd	13,315,142	11.97
Peter Malcolm Colman	5,982,482	5.38
Westpac Custodian Nominees Limited	5,672,698	5.10
ANZ Nominees Limited	4,866,255	4.37
Arran Bay Pty Ltd	3,778,000	3.40
Mr John William Raff	3,627,831	3.26
Espasia Pty Ltd	3,505,289	3.15
Queensland Investment Corporation	3,175,000	2.85
Gilridge Pty Ltd	3,025,250	2.72
Biotech Capital Ltd	3,000,000	2.70
Citicorp Nominees Pty Limited	2,229,475	2.00
UBS Private Clients Australia Nominees Pty Ltd	1,860,000	1.67
Merrill Lynch (Australia) Nominees Pty Ltd	1,209,822	1.09
Ag-Sun Technologies Pty Ltd	1,150,250	1.03
JP Morgan Nominees Australia Limited	1,129,786	1.02
Applecross Secretarial Services Pty Ltd <L Gorr Family A/C>	1,077,000	0.97
Kenneth Nominees Pty Ltd <Rayse Super Fund A/C>	1,000,000	0.90
Health Super Pty Ltd	911,253	0.82
Mr Barry Matthews	859,045	0.77
Dapali Pty Ltd	850,480	0.76
	62,225,058	55.93

Shareholder Information cont.

Unquoted equity securities

	NUMBER ON ISSUE	NUMBER OF HOLDERS
Options issued under the Starpharma Pooled Development Limited Employee Share Option Plan (ASX code SPLAM)	1,705,000	25
Options issued in association with a share placement on 24 March 2004	4,500,000	32
Options issued as consideration for investment banking advisory services on 14 July 2004	250,000	1

C. Substantial holders

The following information is extracted from the Company's register of substantial shareholders as at 23rd September 2004:

	NUMBER HELD	PERCENTAGE
Ordinary shares		
Acorn Capital Limited	10,303,608	9.26
Peter M Colman	5,982,482	5.38

D. Voting rights

The voting rights attached to each class of equity securities are set out below:

(a) Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and on a poll each share shall have one vote.

(b) Options

No voting rights.

starpharma

Starpharma Holdings Limited
ABN 20 078 532 180
Baker Building
Commercial Road, Melbourne VIC 3004 Australia
T +61 3 8532 2700 **F** +61 3 9510 5955 **W** www.starpharma.com